FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 4, 2006

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CREDIT SUISSE GROUP
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse Group reports net income of CHF 2.6 billion for the first quarter of 2006

Zurich, May 2, 2006 Credit Suisse Group today reported net income of CHF 2,604 million for the first quarter of 2006, an increase of 36% compared to net income of CHF 1,910 million in the first quarter of 2005. Net new assets totaled CHF 31.1 billion in the first quarter of 2006. The Group recorded a return on equity of 24.4%, with a return on equity of 27.4% in the banking business and 15.0% in the insurance business.

Oswald J. Grübel, CEO of Credit Suisse Group, stated, "The first quarter of 2006 provided an excellent environment in which to start operating as an integrated global bank. Positive market sentiment translated into strong client activity across our Investment Banking, Private Banking and Asset Management divisions and we were well positioned to benefit from favorable trading conditions. I am very pleased with our performance in our first three months as an integrated bank."

Financial highlights

in CHF million	1Q2006	4Q2005	1Q2005	Change in %	Change in %
				vs 4Q2005	vs 1Q2005

Net revenues	21,779	14,138	16,897	54	29

Total operating	7,686	7,693	6,116	0	26

Net income	2,604	1,103	1,910	136	36

Return on equity - Group	24.4%	11.2%	20.6%	-	-

Return on equity - Banking	27.4%	10.8%	22.9%	-	-

Return on equity - Insurance	15.0%	11.4%	12.0%	-	-

Basic earnings per share (CHF)	2.31	0.98	1.64	-	-

BIS tier 1 ratio (at quarter-end)	10.8%	11.3%	12.1%	-	-

New reporting structure
Credit Suisse Group realigned its reporting structure to reflect the launch of the new integrated global bank, effective January 1, 2006. Under the new structure, the Group has a separate reporting segment for each of its three banking divisions − Investment Banking, Private Banking and Asset Management − and a single reporting segment for the insurance business, Winterthur. The new reporting structure applies with effect from the first quarter of 2006.

Media Release
May 2, 2006 Page 2/6

Credit Suisse Group banking segment

in CHF million		1Q2006	4Q2005	1Q2005	Change in %	Change in %
					vs 4Q2005	vs 1Q2005

Investment	Net revenues	5,757	3,735	3,994	54	44
Banking	Total operating expenses	4,248	3,462	3,081	23	38
	Income from
	operations before taxes	1,564	286	932	447	68

Private	Net revenues	3,110	2,716	2,539	15	22
Banking	Total operating expenses	1,810	1,711	1,581	6	14
	Income from
	operations before taxes	1,308	1,026	974	27	34

Asset	Net revenues	756	757	614	0	23
Management	Total operating expenses	520	516	406	1	28
	Income from
	operations before taxes	234	241	208	(3)	13

Investment Banking segment
The Investment Banking segment reported record income from continuing operations before taxes of CHF 1,564 million in the first quarter of 2006, an increase of 68% compared to the first quarter of 2005. Net revenues were also at a record level, growing 44% compared to the same period of 2005 due to substantially higher investment banking revenues and trading revenues, driven by increased client activity. The segment's total operating expenses rose 38% compared to the first quarter of 2005, primarily reflecting higher compensation accruals in line with improved results. The compensation/revenue ratio improved by 2.0 percentage points to 53.5% in the first quarter of 2006 from 55.5% for the full-year 2005. Compared to the fourth quarter of 2005, income from continuing operations before taxes grew by CHF 1,278 million. This significant improvement was driven mainly by 54% growth in net revenues. Total operating expenses rose 23% from the previous quarter due primarily to higher compensation accruals in line with improved results, partly offset by lower other expenses. Investment Banking's pre-tax income margin was 27.2% for the first quarter of 2006, up 3.9 percentage points from the first quarter of 2005 and up 19.5 percentage points from the previous quarter. The pre-tax return on average economic risk capital was 42.0% in the first quarter of 2006, compared to 35.8% in the first quarter of 2005 and 10.3% in the previous quarter. Investment Banking recorded net releases of provisions for credit losses of CHF 55 million in the first quarter of 2006, reflecting the continued favorable credit environment for lenders. This compares to net releases of CHF 19 million in the first quarter of 2005 and of CHF 13 million in the previous quarter.

Private Banking segment
The Private Banking segment recorded excellent income from continuing operations before taxes of CHF 1,308 million in the first quarter of 2006, up 34% from the first quarter of 2005. Net revenues grew 22% compared to the first quarter of 2005, primarily reflecting a significant increase in commissions and fees as the segment proved its ability to capitalize on the very strong client activity and market momentum. Total operating expenses rose 14% from the first quarter of 2005, mainly reflecting higher performance-related compensation accruals as well as personnel expenses relating to strategic growth initiatives. Compared to the fourth quarter of 2005, income from continuing operations before taxes rose 27%, reflecting a 15% improvement in net revenues and a 6% rise in total operating expenses. Private Banking recorded net releases of provisions for credit losses of CHF 8 million in the first quarter of 2006. This compares to net releases of CHF 16 million in the first quarter of 2005 and of CHF 21 million in the previous quarter.

Media Release
May 2, 2006 Page 3/6

The Wealth Management business, which is part of Private Banking, reported income from continuing operations before taxes of CHF 963 million in the first quarter of 2006, up 50% from the first quarter of 2005 and up 37% from the previous quarter. The pre-tax income margin was 43.2% for the first quarter of 2006, corresponding to an increase of 5.5 percentage points versus the first quarter of 2005 and of 5.6 percentage points versus the previous quarter.

The Corporate & Retail Banking business, which is part of Private Banking, posted income from continuing operations before taxes of CHF 345 million in the first quarter of 2006, an increase of 4% from the first quarter of 2005 and of 7% from the previous quarter. The pre-tax income margin was 39.1%, down 0.5 percentage points from the first quarter of 2005 and up 1.1 percentage points from the previous quarter. Corporate & Retail Banking reported a pre-tax return on average economic risk capital of 48.4% in the first quarter of 2006. This represents an increase of 6.6 percentage points versus the first quarter of 2005 and an increase of 6.0 percentage points versus the previous quarter.

Asset Management segment
The Asset Management segment posted income from continuing operations before taxes of CHF 234 million in the firstquarter of 2006, an improvement of 13% versus the first quarter of 2005. Net revenues grew 23% compared to the corresponding period of 2005, primarily reflecting stronger asset management revenues and higher private equity gains. Total operating expenses rose 28% versus the first quarter of 2005 due to higher performance-related compensation, higher commission expenses, costs associated with the realignment of the Asset Management business and costs associated with the branding implementation and related advertising costs. Compared to the fourth quarter of 2005, income from continuing operations before taxes declined 3%, reflecting stable net revenues and a marginal increase in total operating expenses. Asset Management's pre-tax income margin was 31.0% for the first quarter of 2006, down 2.9 percentage points from the first quarter of 2005 and down 0.8 percentage points from the previous quarter. The segment's cost/income ratio was up 2.7 percentage points versus the first quarter of 2005 to 68.8% and up 0.6 percentage points from the previous quarter.

Net new assets
Wealth Management business recorded CHF 14.5 billion of net new assets in the first quarter of 2006, representing an annualized growth rate of 8.4%. This strong asset generation was driven by inflows from Switzerland, Europe and the Americas. Asset Management reported CHF 17.0 billion of net new assets, driven mainly by money market products, fixed income, multi-asset class solution products and alternative investments which originated primarily from the US and Europe. Overall, Credit Suisse Group recorded CHF 31.1 billion of net new asset inflows in the first quarter of 2006. The Group’s total assets under management stood at CHF 1,553.6 billion as of March 31, 2006, an increase of 4.7% from December 31, 2005.

Media Release
May 2, 2006 Page 4/6

Winterthur
Commenting on the insurance business, Oswald J. Grübel stated, "Winterthur confirmed the strength of its business in the first quarter of 2006, further improving its operating performance and recording significant growth in total business volume, while reducing its total operating expenses. Going forward, we remain committed to enhancing efficiency and productivity in order to capture the full value of this business."

Winterthur segment results

in CHF million	1Q2006	4Q2005	1Q2005	Change in %	Change in %
				vs 4Q2005	vs 1Q2005

Net revenues	10,915	6,381	9,485	71	15
Total operating expenses	1,051	1,099	1,085	(4)	(3)
Income from continuing operations
before taxes	505	482	418	5	21

Winterthur recorded income from continuing operations before taxes of CHF 505 million in the first quarter of 2006, an increase of 21% versus the first quarter of 2005, reflecting continued operational improvements. Gross premiums written totaled CHF 10,657 million in the first quarter of 2006, representing growth of 7% compared to the first quarter of 2005. Total business volume was CHF 12,737 million, an increase of 11%. This growth was driven by the Life & Pensions business, where total business volume rose 18% as a result of a 13% increase in traditional business, primarily in Switzerland, and 39% growth in investment-type products, primarily in the UK. Net investment return backing traditional life policies and non-life policies decreased 0.5 percentage points to 4.8% in the first quarter of 2006 compared to the first quarter of 2005, reflecting a lower level of realized gains. Winterthur's total operating expenses decreased 3% in the first quarter of 2006 compared to the same period of 2005, primarily reflecting a decline in insurance underwriting and acquisition expenses. The Life & Pensions business reported an expense ratio of 4.2%, an improvement of 1.6 percentage points compared to the first quarter of 2005, as the total business volume grew strongly and expenses decreased. The Non-Life business recorded a combined ratio of 93.5%, an improvement of 3.2 percentage points versus the same period of 2005, due to generally favorable claims development. Winterthur's income from discontinued operations, net of tax, was CHF 23 million, driven mainly by the gain on the sale of the Canadian subsidiary, Citadel General Assurance Company, in the first quarter of 2006. Net income for the first quarter of 2006 was CHF 357 million, an increase of 42% compared to the first quarter of 2005, representing a return on equity of 15.0%, up 3.0 percentage points.

Outlook
Global growth looks set to continue through 2007. Credit Suisse Group does not expect interest rates to increase substantially before the end of the year. It expects a stable US dollar against major currencies.

Information
Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

For additional information on Credit Suisse Group’s first-quarter 2006 results, please refer to the Group’s Quarterly Report Q1 2006, as well as the Group’s slide presentation for analysts and the press, which are available on the Internet at: www.credit-suisse.com/results

Media Release
May 2, 2006 Page 5/6

Credit Suisse Group
Credit Suisse Group is a leading global financial services company headquartered in Zurich. Credit Suisse – Credit Suisse Group's banking arm – provides clients worldwide with investment banking, private banking and asset management services. It provides companies, institutional clients and high-net-worth private clients worldwide, as well as retail clients in Switzerland, with specialist advisory services, comprehensive solutions, and innovative products.

Credit Suisse Group also includes Winterthur, a Swiss general insurer with a focus on international business activities. Credit Suisse Group is active in over 50 countries and employs approximately 63,000 people. Credit Suisse Group registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CSR), in New York. Further information about Credit Suisse Group and Credit Suisse can be found at www.credit-suisse.com. Further information about Winterthur can be found at www.winterthur.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Media Release
May 2, 2006 Page 6/6

Presentation of Credit Suisse Group’s First-Quarter 2006 Results
via Audio Webcast and Telephone Conference

Date	Tuesday, May 2, 2006

Time	10:00 CEST / 09:00 BST / 04:00 EST

Speaker	Renato Fassbind, Chief Financial Officer of Credit Suisse Group
The presentation will be held in English.

Audio Webcast	www.credit-suisse.com/results

Telephone	Europe:	+41 91 610 5600
	UK:	+44 207 107 0611
	US:	+1 866 291 4166

Reference: ‘Credit Suisse Group quarterly results’

Q&A session	You will have the opportunity to ask questions during the telephone conference following the presentation.

Playbacks	Audio playback available approximately 3 hours after the event at:
www.credit-suisse.com/results

Telephone replay available approximately 1 hour after the event on
	Europe:	+41 91 612 4330
	UK:	+44 207 108 6233
	US:	+1 866 416 2558
Conference ID: 176#

Note	We recommend that you dial in approximately 10 minutes before the start of the presentation for the audio webcast and telephone conference. Further instructions and technical test functions are available on our website.

Credit Suisse Group Letter to Shareholders 2006/Q1

Oswald J. Grübel	Walter B. Kielholz
Chief Executive Officer	Chairman of the Board of Directors

Dear shareholders
The first quarter of 2006 provided an excellent environment in which to start operating as an integrated global bank. Positive market sentiment translated into strong client activity across our Investment Banking, Private Banking and Asset Management segments, and we were well positioned to benefit from favorable trading conditions. This drove strong revenue generation across our businesses and contributed to a 29% increase in Credit Suisse Group’s net revenues compared to the first quarter of 2005.

The Group reported record net income of CHF 2.6 billion in the first quarter of 2006, up 36% from the same period of last year. Our return on equity was 24.4%, with a return on equity of 27.4% in the banking business and 15.0% in the insurance business. Basic earnings per share were CHF 2.31, up 41% from the first quarter of 2005.

The Group continues to be well capitalized and reported a BIS tier 1 ratio of 10.8% as of March 31, 2006. Net new assets – a key indicator of our ability to generate future revenues in Private Banking and Asset Management –totaled CHF 31.1 billion for the first quarter.

We are presenting our first-quarter 2006 results according to the new reporting structure that we implemented following the launch of the integrated global bank on January 1, 2006. Our banking business now comprises three reporting segments: Investment Banking, Private Banking and Asset Management. In addition, our insurance business, Winterthur, is presented as a single reporting segment with effect from the first quarter of 2006. Going forward, we will disclose income from continuing operations before taxes for our banking segments, as opposed to net income.

Banking segment results
The Investment Banking segment provides financial advisory, lending and capital raising services and sales and trading to institutional, corporate and government clients worldwide.

Investment Banking delivered a record result in the first quarter of 2006. This performance reflected a strong level of client activity in a favorable market environment. Income from continuing operations before taxes increased 68% to CHF 1.6 billion, driven by revenue growth in all key business areas.

One of the highlights of the quarter was our strong performance in the emerging markets business. Credit Suisse is a leader and trusted partner in some of the world’s most important emerging markets – particularly Brazil, Mexico, Russia and China. This is reflected by the awards we received this quarter, including that of "Best Investment Bank in Latin America" from Latin Finance . Prime Services – which provides services to hedge funds –is another key growth area within Investment Banking. In this area, we achieved particularly strong momentum during the quarter as the business continued to rank in the top tier of industry surveys.

In an environment of strengthening equity underwriting volumes, Investment Banking’s initial public offering (IPO) business – which is reported as part of equity underwriting – remained strong. Credit Suisse participated in a number of important transactions during the quarter, including the IPO for QinetiQ Group plc (the privatization of a UK provider of defense technology and security solutions). In addition, Investment Banking’s mergers & acquisitions (M&A) advisory business benefited from increased global industry-wide M&A activity. Notable transactions announced in the first quarter of 2006 included Bayer AG’s acquisition of Schering AG and the sale of Pixar Animation Studios to the Walt Disney Company.

While our distinct client focus translated into sound revenue growth, we also made progress in respect of costs. In the first quarter of 2006, Investment Banking’s cost/income ratio – a key indicator of operating performance in the investment banking business – improved versus both the first quarter of 2005 and the fourth quarter of 2005. Increased productivity and the achievement of sustainable, long-term improvements in the cost/income ratio remain a priority in Investment Banking. We have identified significant opportunities to grow revenues, enhance productivity and reduce expenses within this segment going forward. As part of our overall strategy for Credit Suisse, we aim to achieve growth in Investment Banking by further expanding our global footprint and by rolling out successful products worldwide –with a focus on key client segments.

The Private Banking segment provides comprehensive advice and a broad range of investment products and services that are tailored to the needs of high-net-worth individuals all over the world through its Wealth Management business. In Switzerland, Private Banking supplies banking products and services to business and retail clients through its Corporate & Retail Banking business.

Our Private Banking segment produced an excellent result in the first quarter, with income from continuing operations before taxes of CHF 1.3 billion. This reflects very strong client activity in a favorable market environment. Private Banking successfully developed investment strategies in response to macro-trends in commodities, emerging markets, infrastructure and globalization using its financial products and research expertise in these fields.

Net revenues grew 22% compared to the first quarter of 2005, primarily reflecting a significant increase in commissions and fees as the segment proved its ability to capitalize on the very strong client activity and market momentum. In addition, Private Banking recorded net releases of provisions for credit losses of CHF 8 million, reflecting the continued favorable credit environment for lenders.

Private Banking recorded an increase in total operating expenses in the first quarter of 2006, which was primarily attributable to higher performance-related compensation, commission expenses and international growth initiatives in the Wealth Management business. International growth in Private Banking is of vital importance to the overall strategy of Credit Suisse. The Wealth Management business reported net new assets of CHF 14.5 billion in the first quarter of 2006, driven by inflows from Switzerland, Europe and the Americas. The segment’s assets under management totaled CHF 882.7 billion as of March 31, 2006, an increase of 5.4% from December 31, 2005.

Our Asset Management segment brings together the Group’s expertise in discretionary investment management and alternative capital activities. Its products are offered through both proprietary and third-party distribution channels as well as through other distribution channels within Credit Suisse. The business includes equity, fixed income and multi-asset class solutions, which provide a range of balanced portfolio products and services to government, institutional and private clients. In addition, Asset Management includes alternative investments such as private equity, hedge funds, real estate, indexed products and funds of funds. With alternative assets under management of CHF 124.3 billion as of March 31, 2006, we are a global leader in the field of alternative investments.

During the first quarter of 2006, Asset Management recorded income from continuing operations before taxes of CHF 234 million, representing an increase of 13% compared to the first quarter of 2005. Net revenues grew 23%, primarily reflecting stronger asset management revenues and higher private equity gains. Total operating expenses rose 28% compared to the first quarter of 2005 due to higher performance-related compensation, higher commission expenses, costs associated with the realignment of the Asset Management business and costs associated with the branding implementation and related advertising costs.

The segment recorded net new assets of CHF 17.0 billion for the first quarter, driven mainly by money market products, fixed income, multi-asset class solution products and alternative investments that originated primarily from the US and Europe. As of March 31, 2006, Asset Management reported CHF 619.6 billion of assets under management.

As part of our strategy to develop our presence in Asia, Credit Suisse announced a joint venture in South Korea with Woori Asset Management in April 2006. This initiative will create one of the largest joint venture asset management companies between a South Korean company and a foreign asset manager. This venture will combine Woori’s strong distribution network in South Korea with Credit Suisse’s expertise and knowledge of global markets.

Asset Management has launched a number of initiatives to increase profitability. These initiatives will focus on improving client orientation, reducing the overall cost base and specifically targeting geographic regions with low profitability.

Winterthur results
Winterthur , our insurance segment, is presented as a single reporting segment with effect from the first quarter of 2006 and will report performance details for its three businesses: Life & Pensions, Non-Life and Other Activities.

Winterthur confirmed the strength of its business in the first quarter of 2006, further improving its operating performance and recording significant growth in total business volume, while reducing its total operating expenses. Income from continuing operations before taxes totaled CHF 505 million, up 21% from the same period of last year. Gross premiums written improved 7% and total business volume rose 11%, driven mainly by the strong development in the Life & Pensions business. In the Non-Life business, the combined ratio improved by 3.2 percentage points to 93.5%.

The potential of the integrated bank
Credit Suisse Group’s banking operations achieved a good start to 2006 and – more importantly –started to capture the opportunities that are available within the integrated organization.

We are convinced that the integrated global Credit Suisse has even greater potential. To ensure that we can sustain our current rate of progress, we will now focus on further developing our integrated business model, which places our clients at the center of all that we do and capitalizes on our integrated global platform. Our plan is to grow our revenues by creating synergies between our banking businesses and by extending our global presence. In addition, we are in the process of expanding our operations in key growth markets worldwide. We have also identified significant opportunities to improve productivity and implement a more efficient cost structure. By creating tangible long-term value for our clients, we will be able to deliver sustained value for our shareholders.

Outlook
Global growth looks set to continue through 2007. We do not expect interest rates to increase substantially before the end of the year. We expect a stable US dollar against major currencies.

Yours sincerely

Walter B. Kielholz	Oswald J. Grübel
Chairman of the Board of Directors	Chief Executive Officer

May 2006

Investment Banking

Summary
The Investment Banking segment's record first-quarter 2006 result reflects a strong level of client activity in a favorable market environment, as well as continued progress in the implementation of the strategy to deliver a more focused franchise.

Investment Banking reported income from continuing operations before taxes of CHF 1,564 million in the first quarter of 2006, an increase of 68% compared to the first quarter of 2005.

Net revenues reached a record level of CHF 5,757 million, up 44% from the first quarter of 2005. This increase reflects a 72% rise in underwriting revenues, a 48% rise in advisory and other fees and a 52% rise in trading revenues.

Total operating expenses were up 38% versus the first quarter of 2005. Compensation and benefits increased 44%, due primarily to higher compensation accruals in line with improved results. The compensation/revenue ratio was 53.5% in the first quarter of 2006, down from 55.5% for the full-year 2005. This improvement reflects the segment's commitment to reducing its cost/income ratio over time.

The pre-tax return on average economic risk capital – the measure of risk and capital performance being disclosed with effect from the first quarter of 2006 – was 42.0% in the first quarter of 2006, compared to 35.8% in the first quarter of 2005.

Key information
in CHF m, except where indicated	1Q2006	1Q2005	Change in % from 1Q2005

Net revenues	5,757	3,994	44
of which underwriting revenues	705	410	72
of which advisory and other fees	333	225	48
of which total trading revenues	4,844	3,182	52
Provision for credit losses	(55)	(19)	189
Total operating expenses	4,248	3,081	38

Income from continuing operations before taxes	1,564	932	68

Pre-tax income margin	27.2%	23.3%	–
Pre-tax return on average economic risk capital	42.0%	35.8%	–

Private Banking

Summary
The Private Banking segment reported a 34% increase in income from continuing operations before taxes to CHF 1,308 million in the first quarter of 2006, driven primarily by an increase in the Wealth Management business.

The segment’s excellent first-quarter results reflect a 22% improvement in net revenues compared to the first quarter of 2005, driven primarily by higher commissions and fees. This growth reflects considerably higher assets under management, higher brokerage volumes and increased product issuing fees.

Private Banking’s total operating expenses increased 14% compared to the first quarter of 2005, driven mainly by higher performance-related compensation accruals in line with the strong quarterly performance and higher personnel expenses related to ongoing strategic growth in the Wealth Management business, including front office recruiting. The increase in expenses also reflects costs associated with the branding implementation and related advertising costs and higher commission expenses.

Private Banking continued to benefit from the favorable credit environment in the first quarter of 2006 and recorded net releases of provisions for credit losses of CHF 8 million.

Wealth Management reported first-quarter 2006 net new assets of CHF 14.5 billion, representing an annualized growth rate of 8.4% and a rolling four-quarter average of 7.8%. Asset generation in this business was driven in particular by strong inflows from Switzerland, Europe and the Americas.

The pre-tax return on average economic risk capital for the Corporate & Retail Banking business was 48.4% for the first quarter of 2006, up 6.6 percentage points compared to the first quarter of 2005.

Key information
in CHF m, except where indicated	1Q2006	1Q2005		Change in % from 1Q2005

Net revenues	3,110	2,539		22
Provision for credit losses	(8)	(16)		(50)
Total operating expenses	1,810	1,581		14

Income from continuing operations before taxes	1,308	974		34

of which Wealth Management	963	643		50
of which Corporate & Retail Banking	345	331		4

Pre-tax income margin	42.1%	38.4%		–

Net new assets, in CHF bn	14.8	14.1		–
Assets under managment, in CHF bn	882.7	837.6	1)	5.4

1) As of December 31, 2005.

Asset Management

Summary
Asset Management’s income from continuing operations before taxes was CHF 234 million in the first quarter of 2006, an increase of 13% compared to the first quarter of 2005. The segment’s first-quarter 2006 net revenues were CHF 756 million, up 23% from the first quarter of 2005. Asset management revenues, which consist primarily of fees from asset management and fund administration services provided to clients, increased 5% compared to the first quarter of 2005, driven mainly by higher assets under management, which increased by 29%. Asset management revenues were negatively impacted by lower trading revenues as a result of changes in the fair value of interest rate derivatives. Private equity commissions and fees, which include private equity fund management fees, were stable compared to the first quarter of 2005. Private equity gains, which include gains on investments and performance-related carried interest and are cyclical in nature, totaled CHF 206 million, an increase of 142% from the first quarter of 2005.

Total operating expenses increased 28% compared to the first quarter of 2005, reflecting higher performance-related compensation, higher commission expenses, costs associated with the realignment of the Asset Management business and costs associated with the branding implementation and related advertising costs.

Assets under management increased from CHF 589.4 billion as of December 31, 2005, to CHF 619.6 billion as of March 31, 2006, reflecting market and foreign exchange-related movements of CHF 13.2 billion and CHF 17.0 billion of net new assets. These inflows were driven mainly by money market products, fixed income, multi-asset class solution products and alternative investments that originated primarily from the US and Europe.

Key information
in CHF m, except where indicated	1Q2006	1Q2005		Change in % from 1Q2005

Net revenues	756	614		23
of which asset management revenues	494	472		5
of which private equity commissions and fees	56	57		(2)
of which private equity gains	206	85		142
Total operating expenses	520	406		28

Income from continuing operations before taxes	234	208		13

Pre-tax income margin	31.0%	33.9%		–

Net new assets, in CHF bn	17.0	3.9		–
Assets under management, in CHF bn	619.6	589.4	1)	5.1

1) As of December 31, 2005.

Winterthur

Summary
Winterthur recorded income from continuing operations before taxes of CHF 505 million in the first quarter of 2006, an increase of 21% versus the first quarter of 2005, reflecting continued operating improvements.

Total business volume in the first quarter of 2006 rose 11%, driven mainly by an 18% increase in total business volume in the Life & Pensions business versus the first quarter of 2005. This reflects strong growth in traditional business as well as in investment-type products.

Total operating expenses decreased by 3% in the first quarter of 2006 compared to the same period of 2005. Insurance underwriting and acquisition expenses decreased 7%, while administration expenses rose 2%. The overall reduction in expenses reflects strict cost management, with efficiency improvements in mature markets offsetting higher costs in growth markets.

The expense ratio for the Life & Pensions business was 4.2% in the first quarter of 2006, an improvement of 1.6 percentage points compared to 5.8% in the first quarter of 2005, as total business volume grew and expenses decreased.

In the Non-Life business, the combined ratio improved by 3.2 percentage points to 93.5%, due to generally favorable claims development.

Key information
in CHF m, except where indicated	1Q2006	1Q2005	Change in % from 1Q2005

Total business volume	12,737	11,450	11
Gross premiums written	10,657	9,955	7
Total benefits, claims, dividends and credit losses	9,359	7,982	17
Total operating expenses	1,051	1,085	(3)

Income from continuing operations before taxes	505	418	21

Net income	357	251	42

Return on equity	15.0%	12.0%	–

Life & Pensions – expense ratio	4.2%	5.8%	–

Non-Life – combined ratio	93.5%	96.7%	–

Consolidated statements of income (unaudited)
in CHF m	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005

Interest and dividend income	12,555	11,560	8,808	9	43
Interest expense	(9,685)	(9,132)	(5,760)	6	68

Net interest income	2,870	2,428	3,048	18	(6)

Commissions and fees	4,271	4,096	3,237	4	32
Trading revenues	4,311	1,814	1,828	138	136
Realized gains/(losses) from investment securities, net	358	261	421	37	(15)
Insurance net premiums earned	8,204	4,478	7,596	83	8
Other revenues	1,765	1,061	767	66	130

Total noninterest revenues	18,909	11,710	13,849	61	37

Net revenues	21,779	14,138	16,897	54	29

Policyholder benefits, claims and dividends	9,372	4,786	7,984	96	17
Provision for credit losses	(60)	(27)	(36)	122	67

Total benefits, claims and credit losses	9,312	4,759	7,948	96	17

Insurance underwriting, acquisition and administration expenses	998	979	1,029	2	(3)
Banking compensation and benefits	4,472	3,982	3,296	12	36
Other expenses	2,211	2,729	1,791	(19)	23
Restructuring charges	5	3	0	67	–

Total operating expenses	7,686	7,693	6,116	0	26

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	4,781	1,686	2,833	184	69

Income tax expense	860	85	627	–	37
Minority interests	1,316	511	301	158	337

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	2,605	1,090	1,905	139	37

Income/(loss) from discontinued operations, net of tax	23	13	(9)	77	–
Extraordinary items, net of tax	(24)	0	0	–	–
Cumulative effect of accounting changes, net of tax	0	0	14	–	–

Net income	2,604	1,103	1,910	136	36

	1Q2006	4Q2005	1Q2005

Basic earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	2.31	0.97	1.64
Income/(loss) from discontinued operations, net of tax	0.02	0.01	(0.01)
Extraordinary items, net of tax	(0.02)	0.00	0.00
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.01

Net income available for common shares	2.31	0.98	1.64

Diluted earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	2.21	0.94	1.63
Income/(loss) from discontinued operations, net of tax	0.02	0.01	(0.01)
Extraordinary items, net of tax	(0.02)	0.00	0.00
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.01

Net income available for common shares	2.21	0.95	1.63

Consolidated balance sheets (unaudited)
in CHF m	31.03.06	31.12.05	Change in % from 31.12.05

Assets
Cash and due from banks	34,789	27,577	26
Interest-bearing deposits with banks	6,722	6,143	9
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	344,475	352,281	(2)
Securities received as collateral	30,377	23,950	27
Trading assets (of which CHF 153,512 m and CHF 151,793 m encumbered)	460,847	435,250	6
Investment securities (of which CHF 2,371 m and CHF 2,456 m encumbered)	120,931	121,565	(1)
Other investments	28,474	20,736	37
Loans, net of allowance for loan losses of CHF 2,054 m and CHF 2,241 m	215,496	205,671	5
Premises and equipment	7,430	7,427	0
Goodwill	12,830	12,932	(1)
Other intangible assets	3,419	3,091	11
Assets held for separate accounts	13,544	11,875	14
Other assets (of which CHF 29,418 m and CHF 4,860 m encumbered)	154,287	110,554	40
Total assets	1,433,621	1,339,052	7

Liabilities and shareholders' equity
Deposits	383,361	364,238	5
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	302,780	309,803	(2)
Obligation to return securities received as collateral	30,377	23,950	27
Trading liabilities	219,523	194,225	13
Short-term borrowings (of which CHF 2,078 m reported at fair value as of March 31, 2006)	20,981	19,472	8
Provisions from the insurance business	155,713	148,414	5
Long-term debt (of which CHF 40,461 m reported at fair value as of March 31, 2006)	141,509	132,975	6
Liabilities held for separate accounts	13,544	11,875	14
Other liabilities	107,133	84,135	27
Minority interests	16,070	7,847	105

Total liabilities	1,390,991	1,296,934	7

Common shares	624	624	0
Additional paid-in capital	24,716	24,639	0
Retained earnings	27,248	24,584	11
Treasury shares, at cost	(7,349)	(5,823)	26
Accumulated other comprehensive income/(loss)	(2,609)	(1,906)	37

Total shareholders' equity	42,630	42,118	1

Total liabilities and shareholders' equity	1,433,621	1,339,052	7

For further information, please refer to our Quarterly Report 2006/Q1, which is available at: www.credit-suisse.com/results

Additional information
For additional information on Credit Suisse Group’s first-quarter results, please refer to the Group’s Quarterly Report 2006/Q1, as well as the Group’s slide presentation for analysts and the press, which are available on the Internet at: www.credit-suisse.com/results.

The Quarterly Report can be ordered at:

Credit Suisse ULLM 2 Uetlibergstrasse 231 8070 Zürich Fax: +41 44 332 7294

Cover photograph taken by John Wildgoose Mauriz Lang and Andreas Nedoma, Advisory & Fulfillment, Private Banking, Zürich

Cautionary Statement Regarding Forward-Looking Information
This Quarterly Report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to implement procedures properly; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brand; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

CREDIT SUISSE GROUP Paradeplatz 8 CH-8070 Zürich Switzerland www.credit-suisse.com
5520174 English

Credit Suisse Group Quarterly Report 2006/Q1

Credit Suisse Group financial highlights
in CHF m, except where indicated	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005

Consolidated statements of income
Net revenues	21,779	14,138	16,897	54	29
Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	4,781	1,686	2,833	184	69
Net income	2,604	1,103	1,910	136	36

Return on equity
Return on equity – Group	24.4%	11.2%	20.6%	–	–
Return on equity – Banking	27.4%	10.8%	22.9%	–	–
Return on equity – Insurance	15.0%	11.4%	12.0%	–	–

Earnings per share
Basic earnings per share, in CHF	2.31	0.98	1.64	–	–
Diluted earnings per share, in CHF	2.21	0.95	1.63	–	–

Cost/income ratio – Banking	68.4%	78.9%	70.9%	–	–

Net new assets, in CHF bn	31.1	7.8	15.4	–	–

in CHF m, except where indicated	31.03.06	31.12.05	Change in % from 31.12.05

Assets under management, in CHF bn	1,553.6	1,484.3	4.7

Consolidated balance sheets
Total assets	1,433,621	1,339,052	7
Shareholders' equity	42,630	42,118	1

Consolidated BIS capital data
Risk-weighted assets	248,116	232,891	7
Tier 1 ratio	10.8%	11.3%	–
Total capital ratio	13.5%	13.7%	–

Number of employees
Switzerland – Banking	20,026	20,194	(1)
Switzerland – Insurance	5,878	5,928	(1)
Outside Switzerland – Banking	23,621	24,370	(3)
Outside Switzerland – Insurance	12,994	13,031	0

Number of employees (full-time equivalents)	62,519	63,523	(2)

Stock market data
Share price per registered share, in CHF	73.15	67.00	9
High (closing price) year-to-date, in CHF	78.45	68.50	15
Low (closing price) year-to-date, in CHF	68.25	46.85	46
Share price per American Depositary Share, in USD	55.86	50.95	10
Market capitalization, in CHF m	80,900	75,399	7
Market capitalization, in USD m	61,778	57,337	8
Book value per share, in CHF	38.55	37.43	3

Share information
Shares issued	1,247,752,166	1,247,752,166	0
Treasury shares	(141,809,733)	(122,391,983)	16

Shares outstanding	1,105,942,433	1,125,360,183	(2)

Financial calendar

Second quarter results 2006	Wednesday, August 2, 2006

Third quarter results 2006	Thursday, November 2, 2006

Cover: Mauriz Lang and Andreas Nedoma, Advisory & Fulfillment, Private Banking, Zürich Photographer: John Wildgoose

Contents

Credit Suisse Group
Contents
Enquiries
Message from the Chief Executive Officer
Dear shareholders, clients and colleagues
Outlook
Credit Suisse Group
Summary of segment results
Banking
Investment Banking
Private Banking
Asset Management
Insurance
Winterthur
Credit Suisse Group consolidated results
Net revenues
Total benefits, claims and credit losses
Total operating expenses
Income tax expense
Minority interests
Discontinued operations
Factors affecting results of operations
Credit Suisse Group structure
Investment Banking
Private Banking
Wealth Management
Corporate & Retail Banking
Asset Management
Winterthur
Life & Pensions
Non-Life
Other Activities
Investment results
Assets under management
Assets under management
Net new assets
Client assets
Capital
Credit Suisse Group
Credit Suisse
Risk management
Economic Risk Capital trends
Trading risks
Loan exposure
Condensed consolidated financial statements
Consolidated statements of income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated statements of changes in shareholders’ equity (unaudited)
Comprehensive income (unaudited)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows – continued (unaudited)
Notes to the condensed consolidated financial statements – unaudited
Summary of significant accounting policies
Basis of presentation
New accounting pronouncements
EITF 04-5, FSP SOP 78-9-1 and EITF 96-16
SFAS 123R
SFAS 154
SFAS 155
SFAS 156
FSP FTB 85-4-1
Standards to be adopted in future periods
SOP 05-1
FSP FIN 46(R)-6
Segment reporting
Interest and dividend income and interest expense
Trading activities
Commissions and fees
Loans
Life settlement contracts
Restructuring liabilities
Accumulated other comprehensive income
Earnings per share
Pension
Guarantees and commitments
Guarantees
Disposal-related contingencies and other indemnifications
Disposal-related contingencies
Other indemnifications
Other commitments
Variable interest entities
Collateralized debt obligations
Commercial paper conduits
Financial intermediation
Litigation
Subsequent events
Information for investors
Foreign currency translation rates
Cautionary statement regarding forward-looking information

Enquiries
Credit Suisse Group Investor Relations Ian Roundell, Tel. +41 44 333 1748 Marc Buchheister, Tel. +41 44 333 3169 Manuela Luzio, Tel. +41 44 332 6098 Fax +41 44 333 2587

Credit Suisse Group Media Relations Charles Naylor, Andrés Luther Tel. +41 844 33 8844 Fax +41 44 333 8877

Oswald J. Grübel Chief Executive Officer Credit Suisse Group

Message from the Chief Executive Officer

Dear shareholders, clients and colleagues
The first quarter of 2006 provided an excellent environment in which to start operating as an integrated global bank. Positive market sentiment translated into strong client activity across our Investment Banking, Private Banking and Asset Management segments, and we were well positioned to benefit from favorable trading conditions.

Credit Suisse Group delivered record net income of CHF 2.6 billion in the first quarter, up 36% from the same period of last year. The Group’s return on equity was 24.4%, with a return on equity of 27.4% in the banking business and 15.0% in the insurance business.

We realigned our reporting structure following the launch of the integrated global bank on January 1, 2006. Our banking business now comprises three segments: Investment Banking, Private Banking and Asset Management. We are presenting our results according to this new structure for the first time.

In the first quarter we achieved strong growth in terms of both net revenues and net income. To ensure we can sustain this progress, we will focus on the development of our integrated business model, which places our clients at the center of all that we do and enables us to capitalize on our integrated global platform. Our plan is to grow our revenues both by creating synergies between our banking businesses and by expanding our global presence. In addition, we have identified opportunities to improve our productivity and implement a more efficient cost structure.

Investment Banking achieved a record result. This performance reflected a high level of client activity in a favorable market environment. Net revenues grew by 44% and income from continuing operations before taxes increased 68% to CHF 1.6 billion compared to the first quarter of 2005. We saw a strong performance in our emerging markets businesses, particularly in Asia and Latin America. While our focus on clients translated into sound revenue growth, we still see further potential to improve our productivity, increase revenues and reduce expenses. Our strategy is geared towards achieving global growth by further expanding our geographic footprint with a focus on key client segments.

Private Banking produced an excellent result in the first quarter with income from continuing operations before taxes of CHF 1.3 billion, as we benefited from very strong client activity and market momentum. Net revenues grew by 22% compared to the first quarter of 2005, primarily reflecting a significant increase in commissions and fees. Private Banking continued to invest in its international expansion with a particular focus on the dynamic markets in Asia, the Middle East and Eastern Europe, which are experiencing high levels of wealth creation. International growth in Private Banking is of central importance to the overall strategy of Credit Suisse. Private Banking recorded CHF 14.8 billion of net new assets in the first quarter. This strong asset generation was mainly driven by inflows from Switzerland, Europe and the Americas, representing an annualized growth rate of 7.1%.

Asset Management brings together our Group-wide expertise in traditional and alternative asset management. The business includes equity and fixed-income products as well as multi-asset class solution products that provide a range of balanced portfolio investments and services to institutional and private clients. In addition, Asset Management includes private equity, hedge funds, real estate, indexed products and funds of funds. With alternative assets under management of CHF 124.3 billion as of March 31, 2006, we are a global leader in these types of products. During the first quarter of 2006, Asset Management recorded income from continuing operations before taxes of CHF 234 million, representing an increase of 13% from the first quarter of 2005. Net revenues grew by 23%, driven primarily by stronger asset management revenues and higher private equity gains. <\!s >Net new asset inflows totaled CHF 17.0 billion in the first quarter.

Winterthur, our insurance segment, confirmed the strength of its underlying business, delivering further operational improvements and recording double-digit growth in total business volume, while reducing total operating expenses. Its income from continuing operations before taxes totaled CHF 505 million, up 21% from the same period of last year. Gross premiums written improved 7% to CHF 10,657 million and total business volume rose 11%, driven mainly by the strong development in the Life & Pensions business, which reported an 18% increase in total business volume versus the first quarter of 2005. In the Life & Pensions business, the expense ratio improved by 1.6 percentage points to 4.2%. In the Non-Life business, the combined ratio improved by 3.2 percentage points to 93.5%.

I am very pleased with our performance in the first three months of 2006. However, Credit Suisse is capable of delivering more. In addition to focusing on the needs of our clients, we will exploit revenue synergies, improve productivity and concentrate on cost efficiency in order to deliver sustained profitable growth. Through these targeted efforts, we will continue to build a bank that is committed to providing our clients with the best products and advice and to creating value for our shareholders.

Outlook
Global growth looks set to continue through 2007. We do not expect interest rates to increase substantially before the end of the year. We expect a stable US dollar against major currencies.

Yours sincerely

Oswald J. Grübel May 2006

Credit Suisse Group

Credit Suisse Group recorded net income of CHF 2,604 million in the first quarter of 2006, an increase of CHF 694 million, or 36%, from net income of CHF 1,910 million in the first quarter of 2005. All segments reported an improvement in income from continuing operations before taxes compared to the first quarter of 2005, driven largely by positive market conditions, strong trading volume and a continued favorable credit environment.

Summary of segment results

Banking

Investment Banking
Investment Banking reported income from continuing operations before taxes of CHF 1,564 million in the first quarter of 2006, an increase of CHF 632 million, or 68%, compared to the first quarter of 2005. Net revenues increased 44%, with all key business areas reporting stronger revenues as a result of positive market conditions and continued progress in delivering a more focused franchise. Total operating expenses increased 38%, largely reflecting higher performance-related compensation in line with the improved results.

Investment Banking reported pre-tax income margin of 27.2% compared to 23.3% in the first quarter of 2005, and 7.7% in the fourth quarter of 2005. The compensation/revenue ratio was 53.5% in the first quarter of 2006, a decline from the full-year 2005 level of 55.5%.

Private Banking
Private Banking reported income from continuing operations before taxes of CHF 1,308 million in the first quarter of 2006, an increase of CHF 334 million, or 34%, compared to CHF 974 million in the first quarter of 2005. Net revenues increased 22% from the first quarter of 2005 to CHF 3,110 million mainly driven by commissions and fees, which benefited from a high level of brokerage and product-issuing fees, supported by strong client activity.

Operating expenses increased 14% from the first quarter of 2005, primarily as a result of higher performance-related compensation, commission expense and international growth initiatives in the Wealth Management business.

Private Banking’s cost/income ratio declined to 58.2% in the first quarter of 2006, compared to 62.3% in the first quarter of 2005, as revenue growth exceeded the increase in expenses. Pre-tax income margin improved to 42.1% in the first quarter of 2006 compared to 38.4% in the first quarter of 2005.

Net new assets amounted to CHF 14.8 billion compared to CHF 14.1 billion in the first quarter of 2005.

Asset Management
Asset Management reported income from continuing operations before taxes of CHF 234 million in the first quarter of 2006, an increase of CHF 26 million, or 13%, compared to the first quarter of 2005. The increase of 23% in net revenues compared to the first quarter of 2005 reflected increases in asset management revenues and higher private equity gains.

Operating expenses increased 28% compared to the first quarter of 2005, reflecting higher performance-related compensation and other expenses. Pre-tax income margin was 31.0% in the first quarter of 2006 compared to 33.9% in the first quarter of 2005. Assets under management increased to CHF 619.6 billion as of March 31, 2006 from CHF 589.4 billion as of December 31, 2005, reflecting CHF 17.0 billion in net new assets and CHF 13.2 billion in market and foreign exchange-related movements.

Insurance

Winterthur
Winterthur continued to improve its performance, reporting income from continuing operations before taxes of CHF 505 million in the first quarter of 2006, an increase of 21% compared to the first quarter of 2005. This growth was the result of stronger operating results in both the Life & Pensions and Non-Life businesses.

Gross premiums written increased 7% and total business volume rose 11% over the first quarter of 2005, primarily as a result of growth in life premiums. The expense ratio for the Life & Pensions business declined to 4.2% in the first quarter of 2006 from 5.8% in the first quarter of 2005 as a result of decreased expenses and increased business volume. The combined ratio for the Non-Life business improved to 93.5%, compared to 96.7% in the first quarter of 2005, due to favorable claims development.

The following tables set forth an overview of segment results:
1Q2006, in CHF m	Investment Banking	Private Banking	Asset Management	Total Banking	Winterthur	Corporate Center	1)	Credit Suisse Group

Net revenues	5,757	3,110	756	9,623	10,915	1,241		21,779

Policyholder benefits, claims and dividends	–	–	–	–	9,358	14		9,372
Provision for credit losses	(55)	(8)	2	(61)	1	0		(60)

Total benefits, claims and credit losses	(55)	(8)	2	(61)	9,359	14		9,312

Insurance underwriting, acquisition and administration expenses	–	–	–	–	998	0		998
Banking compensation and benefits	3,080	1,071	261	4,412	–	60		4,472
Other expenses	1,168	739	259	2,166	48	(3)		2,211
Restructuring charges	0	0	0	0	5	0		5

Total operating expenses	4,248	1,810	520	6,578	1,051	57		7,686

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1,564	1,308	234	3,106	505	1,170	2)	4,781

1Q2005, in CHF m	Investment Banking	Private Banking	Asset Management	Total Banking	Winterthur	Corporate Center	1)	Credit Suisse Group

Net revenues	3,994	2,539	614	7,147	9,485	265		16,897

Policyholder benefits, claims and dividends	–	–	–	–	7,984	0		7,984
Provision for credit losses	(19)	(16)	0	(35)	(2)	1		(36)

Total benefits, claims and credit losses	(19)	(16)	0	(35)	7,982	1		7,948

Insurance underwriting, acquisition and administration expenses	–	–	–	–	1,026	3		1,029
Banking compensation and benefits	2,135	906	225	3,266	–	30		3,296
Other expenses	946	675	181	1,802	58	(69)		1,791
Restructuring charges	0	0	0	0	1	(1)		0

Total operating expenses	3,081	1,581	406	5,068	1,085	(37)		6,116

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	932	974	208	2,114	418	301	3)	2,833

1) Includes consolidation eliminations, revenues and expenses from certain parent company investments and certain other revenues and expenses not allocated to the segments.
2) Includes minority interest income of CHF 1,275 million from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such income.
3) Includes minority interest income of CHF 272 million from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such income.

The following table presents the Group's condensed consolidated statement of income:
	Credit Suisse Group

in CHF m	1Q2006	1Q2005	Change in % from 1Q2005

Net revenues	21,779	16,897	29

Policyholder benefits, claims and dividends	9,372	7,984	17
Provision for credit losses	(60)	(36)	67

Total benefits, claims and credit losses	9,312	7,948	17

Insurance underwriting, acquisition and administration expenses	998	1,029	(3)
Banking compensation and benefits	4,472	3,296	36
Other expenses	2,211	1,791	23
Restructuring charges	5	0	–

Total operating expenses	7,686	6,116	26

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	4,781	2,833	69

Income tax expense/(benefit)	860	627	37
Minority interests	1,316	301	337

Income from continuing operations	2,605	1,905	37

Income/(loss) from discontinued operations, net of tax	23	(9)	–
Extraordinary items, net of tax	(24)	0	–
Cumulative effect of accounting changes, net of tax	0	14	–

Net income	2,604	1,910	36

Credit Suisse Group consolidated results

Credit Suisse Group recorded net income of CHF 2,604 million in the first quarter of 2006, an increase of CHF 694 million, or 36%, from net income of CHF 1,910 million in the first quarter of 2005. Basic earnings per share increased 41% to CHF 2.31 compared to the first quarter of 2005. The return on equity in the first quarter of 2006 was 24.4% compared to 20.6% in the first quarter of 2005.

Net revenues
The Group reported net revenues of CHF 21,779 million, an increase of CHF 4,882 million, or 29%, compared to the first quarter of 2005.

Net interest income was CHF 2,870 million in the first quarter of 2006, a decrease of CHF 178 million, or 6%, compared to the first quarter of 2005. This was driven largely by a decrease in Investment Banking of CHF 268 million, or 26%, due mainly to higher interest rates on deposits and long-term debt, which was partially offset by increased interest and dividend income in other segments as a result of the improved market environment.

Commissions and fees increased CHF 1,034 million, or 32%, reflecting significant increases in both underwriting and advisory and other fees in Investment Banking due to increased market activity. In addition, Private Banking reported an increase in commission and fees due to increased client activity and higher assets under management.

Trading revenues increased CHF 2,483 million, or 136%, to CHF 4,311 million, reflecting significant increases in both fixed income and equity trading revenues in Investment Banking. In addition, trading revenues in Winterthur were higher primarily due to market appreciation on assets backing unit-linked policies, which was credited to policyholder accounts.

Net realized gains/(losses) from investment securities decreased CHF 63 million, or 15%, to CHF 358 million as a result of lower realized gains at Winterthur.

Insurance net premiums earned increased CHF 608 million, or 8%, to CHF 8,204 million, compared to the first quarter of 2005, due primarily to the growth in the group life business in Switzerland.

Other revenues were CHF 1,765 million in the first quarter of 2006 compared to CHF 767 million in the first quarter of 2005. Other revenues in the first quarter of 2006 included CHF 1,284 million of minority interest revenues from consolidated private equity funds and other entities in which the Group does not have a significant economic interest in such revenues.

Total benefits, claims and credit losses
The Group reported a net release in provisions for credit losses of CHF 60 million in the first quarter of 2006 compared to a net release of CHF 36 million in the first quarter of 2005. This was largely due to a net release of CHF 55 million in Investment Banking, reflecting the continued favorable credit environment.

Compared to the first quarter of 2005, policyholder benefits, claims and dividends increased CHF 1,388 million, or 17%, to CHF 9,372 million. Investment income on unit-linked policies credited to policyholders’ accounts increased CHF 731 million. Higher traditional premium income resulted in an increase in provisions for policyholder benefits of CHF 506 million. An increase in dividends to policyholders of CHF 151 million, or 33%, was mainly driven by the improved results in the group life business in Switzerland.

Total operating expenses
The Group reported total operating expenses of CHF 7,686 million in the first quarter of 2006, an increase of CHF 1,570 million, or 26%, compared to the first quarter of 2005.

Insurance underwriting, acquisition and administration expenses were CHF 998 million, a decrease of CHF 31 million, or 3%, compared to the first quarter 2005, primarily reflecting lower amortization of deferred policy acquisition costs (DAC) and present value of future profits (PVFP).

Banking compensation and benefits increased CHF 1,176 million, or 36%, to CHF 4,472 million, primarily attributable to higher performance-related compensation, mainly in the Investment Banking and Private Banking segments, in line with the stronger results. For further details on share-based compensation expense, see “Notes to the condensed consolidated financial statements – unaudited – New accounting pronouncements.”

Other expenses amounted to CHF 2,211 million, an increase of CHF 420 million, or 23%, as a result of higher commission expenses due to higher activity levels, and costs associated with the branding implementation and related advertising costs. Compared to the fourth quarter of 2005, other expenses decreased CHF 518 million, or 19%. Other expenses in the fourth quarter of 2005 reflected integration costs associated with the Group’s organizational realignment.

Income tax expense
The Group recorded income tax expense of CHF 860 million compared to CHF 627 million in the first quarter of 2005, an increase of CHF 233 million, or 37%, reflecting the Group’s improved results.

The Group tax expense is not impacted by minority interest revenues and expenses from consolidated private equity and other entities in which the Group does not have a significant economic interest in such revenues and expenses. The amount of non-taxable income relating to these entities varies from one period to the next and in the first quarter of 2006 amounted to CHF 1,275 million. The Group’s effective tax rate in the first quarter of 2006 was 18.0%. Excluding the effect of non-taxable income from these investments, the Group’s effective tax rate in the first quarter of 2006 was 24.5%. The Group’s effective tax rate in the first quarter of 2005 was 22.1% and 24.5% excluding the effect of non-taxable income of CHF 272 million.

Minority interests
Credit Suisse Group’s net revenues and operating expenses reflect the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and expenses are offset by corresponding amounts reported as minority interests. This minority interest income, which amounted to CHF 1,275 million in the first quarter of 2006, is reported in the Corporate Center.

Minority interests were CHF 1,316 million in the first quarter of 2006, an increase of CHF 1,015 million compared to the first quarter of 2005. This increase was primarily due to revenues from certain private equity funds and other entities that were consolidated for the first time during the first quarter of 2006. For further details see “Notes to the condensed consolidated financial statements – unaudited – New accounting pronouncements.”

Discontinued operations
Income from discontinued operations of CHF 23 million was reported in the first quarter of 2006, resulting mainly from the sale of Winterthur’s Canadian subsidiary, Citadel General Assurance Company. In March 2006, Winterthur announced the sale of part of its Swiss health care business to Sanitas, subject to regulatory approval, and this business is included in discontinued operations.

Factors affecting results of operations

The market environment in the first quarter of 2006 was highly favorable, with improved conditions compared to the fourth quarter of 2005. Global equity markets had a strong quarter amid general investor optimism, despite persistently high energy prices and campaigns to raise interest rates by the central banks of the three largest economies. The Dow Jones Industrial Average recovered from its drop at the end of 2005, breaking a three-year streak of first-quarter declines. The S&P also performed well, while the NASDAQ composite index had its best first quarter since 2000.

European stocks maintained their strong run from 2005 into the quarter, helped by the strengthening Euro and increased merger activity. The Swiss Market Index increased 6% during the quarter. Most Asian markets kept up last year’s robust pace, though stocks in Japan declined in the beginning of the year but rebounded toward the end of the quarter.

The US economy did not show any evident signs of slowing, with healthy employment expansion and other economic data indicating continued strength. The US Federal Reserve continued to raise short-term interest rates at a measured pace. Both the Swiss National Bank and the European Central Bank also raised rates in the quarter. The Bank of Japan indicated its intention to increase rates for the first time in five years, creating investor anxiety over the potential ripple effects that stricter monetary policy could have on global markets.

Favorable trading conditions were observed in the quarter with a substantial increase in new issue activity, as well as positive trends in the commodities markets.

Industry-wide volume of announced mergers and acquisitions was higher than the first quarter of 2005, with financial sponsors continuing to play a major role. The volume of announced mergers and acquisitions was nearly triple the quarterly totals reached in 2002, when a cautious business climate brought deal-making to a halt. Europe, which typically trails the US in announced mergers and acquisitions dollar volumes, accounted for 40% of total quarterly volumes, almost double the European deal level in the same period of 2005.

Equity underwriting continued to be strong, with an increase in industry-wide equity capital markets activity compared to the first quarter of 2005 largely driven by financial sponsors and the technology sector. Global initial public offering underwriting volumes marked the best first quarter since 2000 and were generally driven by non-US issuers.

Industry-wide volumes for debt issuance increased compared to the first quarter of 2005 and to the prior quarter. Global investment grade debt underwriting reached record volumes in the quarter, while high-yield debt underwriting recovered from relatively low volumes in the previous three quarters, benefiting from strong global mergers and acquisitions activity.

Credit Suisse Group structure

Effective January 1, 2006, Credit Suisse Group aligned its organizational structure to its new strategic orientation, which is to focus on banking and to hold its insurance business as a financial investment. As a result of this realignment, the Group’s banking business consists of three lines of business: Investment Banking, Private Banking and Asset Management. The newly integrated global bank was launched on January 1, 2006 and operates under a single Credit Suisse brand.

As an integrated bank, Credit Suisse is committed to delivering its combined experience and expertise to clients by drawing on its tradition of innovation across businesses and regions. With global segments dedicated to investment banking, private banking and asset management, Credit Suisse can now provide more comprehensive solutions for its clients, create synergies for revenue growth, increase efficiencies and grow shareholder value. A new regional structure will enable Credit Suisse to better leverage its resources and to develop cross-segmental strategies that span the Americas, Asia-Pacific, Europe, Middle East and Africa (EMEA) and Switzerland.

The Group’s segments are managed and reported on a pre-tax basis. Minority interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported in the Corporate Center. Net income is unaffected by the consolidation of these entities due to offsetting minority interests.

Prior period results presented in this Quarterly Report have been revised to reflect the operational and management structure in place during 2006.

Investment Banking

Investment Banking provides financial advisory, lending and capital raising services and sales and trading to institutional, corporate and government clients worldwide.

Investment Banking reported record income from continuing operations before taxes of CHF 1,564 million in the first quarter of 2006, an increase of CHF 632 million, or 68%, compared to the first quarter of 2005. Net revenues were at a record level of CHF 5,757 million, up 44% compared to the first quarter of 2005, reflecting higher revenues in all key business areas. Total operating expenses increased 38% compared to the first quarter of 2005, driven primarily by increased compensation accruals in line with improved results. The strengthening of the average rate of the US dollar against the Swiss franc by 11% from the first quarter of 2005 favorably impacted revenues and adversely affected expenses. These strong first quarter results reflect a highly favorable market environment as well as continued progress toward the Investment Banking strategy to deliver a more focused franchise.

Pre-tax income margin for the first quarter of 2006 increased to 27.2% from 23.3% in the first quarter of 2005 and 7.7% in the fourth quarter of 2005. Pre-tax return on average economic risk capital (ERC) was 42.0% compared to 35.8% in the first quarter of 2005 and 10.3% in the fourth quarter of 2005.

Net revenues were CHF 5,757 million in the first quarter of 2006, up CHF 1,763 million, or 44%, compared to the first quarter of 2005, reflecting a 63% increase in investment banking revenues and a 52% increase in trading revenues. These results reflected the improving franchise and a favorable market environment during the quarter. Net revenues increased 54% from the fourth quarter of 2005, due primarily to significant increases in trading revenues.

Provision for credit losses amounted to a release of CHF 55 million in the first quarter of 2006, reflecting the continued favorable credit environment for lenders. This compares to a credit release of CHF 19 million in the first quarter of 2005. Compared to December 31, 2005, total impaired loans increased CHF 69 million to CHF 581 million but remained stable as a percentage of total loans, and valuation allowances as a percentage of total impaired loans decreased 14.7 percentage points to 76.1% as of March 31, 2006.

Total operating expenses were CHF 4,248 million in the first quarter of 2006, up CHF 1,167 million, or 38%, versus the first quarter of 2005. Compensation and benefits increased CHF 945 million, or 44%, due primarily to increased compensation accruals in line with improved results. Consistent with its commitment to improve the cost/income ratio over time, Investment Banking had a compensation/revenue ratio of 53.5% in the first quarter of 2006, a decline from the full-year 2005 level of 55.5%. For information on share-based compensation expense, see “Notes to the condensed consolidated financial statements – unaudited – New accounting pronouncements.” Other expenses increased CHF 222 million, or 23%, from the first quarter of 2005, reflecting higher professional fees and costs associated with the branding implementation and related advertising costs. Total operating expenses increased 23% compared to the fourth quarter of 2005, due primarily to higher compensation accruals. This was offset in part by a CHF 158 million reduction in other expenses compared to the fourth quarter of 2005. The cost/income ratio declined to 73.8% in the first quarter of 2006 from 77.1% in the first quarter of 2005 and 92.7% in the fourth quarter of 2005. Improved productivity and the achievement of sustainable, long-term cost/income ratio reductions remain a priority for Investment Banking.

The following table presents the results of the Investment Banking segment:
in CHF m	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005

Net interest income	748	421	1,016	78	(26)

Commissions and fees	1,942	1,984	1,327	(2)	46
Trading revenues and realized gains/(losses) from investment securities, net	2,943	1,203	1,484	145	98
Other revenues	124	127	167	(2)	(26)

Total noninterest revenues	5,009	3,314	2,978	51	68

Net revenues	5,757	3,735	3,994	54	44

Provision for credit losses	(55)	(13)	(19)	323	189

Compensation and benefits	3,080	2,136	2,135	44	44
Other expenses	1,168	1,326	946	(12)	23

Total operating expenses	4,248	3,462	3,081	23	38

Income from continuing operations before taxes	1,564	286	932	447	68

Total investment banking revenues include debt underwriting, equity underwriting and advisory and other fees. In the first quarter of 2006, investment banking revenues totaled CHF 1,038 million, up CHF 403 million, or 63%, versus the first quarter of 2005, reflecting significant increases in both underwriting and advisory and other fees. In line with its strategy, Investment Banking continued to build on its industry-leading platform in the emerging markets. Among the many awards received in the quarter, Credit Suisse was named “Best Investment Bank in Latin America” by Latin Finance and was recognized for its leadership last year across investment banking products, particularly in the competitive equity underwriting market. This award provided further confirmation of Credit Suisse’s momentum in the region and commitment to providing best-in-class products throughout the emerging markets and globally.

Debt underwriting revenues in the first quarter of 2006 were CHF 456 million, up CHF 185 million, or 68%, compared to the first quarter of 2005. These results reflect higher revenues in leveraged finance, asset-backed securities and investment grade capital markets, with global industry-wide investment grade debt underwriting reaching record volumes and high-yield debt underwriting recovering from lower volumes in the three previous quarters, benefiting from strong global mergers and acquisitions activity. For the first quarter of 2006, Credit Suisse ranked third in global high-yield securities new issuance volumes. The high-yield market continued to be very competitive among the top firms. The overall leveraged finance franchise remained strong and corporate issuance continued the trend seen in 2005 with the shift from high-yield securities to the syndicated loan market. Investment Banking continued to focus on profitability rather than league table rankings in the investment grade capital markets business, consistent with its strategy to focus on high-margin products.

Equity underwriting revenues in the first quarter of 2006 were CHF 249 million, up CHF 110 million, or 79%, compared to the first quarter of 2005, reflecting higher industry-wide equity issuance activity, including higher convertible securities activity, and improved market share. Equity underwriting revenues decreased 27% compared to the strong fourth quarter of 2005, due primarily to lower global industry-wide equity issuances. Credit Suisse ranked third for the first quarter of 2006 in global initial public offering market share. Credit Suisse participated in a number of key equity transactions in the quarter across a broad range of industries and geographies, including a convertible bond issue for Bayer AG and initial public offerings for QinetiQ Group plc (privatization of a UK provider of defense technology and security solutions) and Partners Group (one of the largest independent global alternative asset managers). In addition, Credit Suisse was the sole global coordinator for the privatization of Grupo Aeroportuario del Pacifico, S.A. de C.V. (a network of 12 national airport assets), Mexico’s largest initial public offering in fifteen years.

The following table presents the revenue details of the Investment Banking segment:
in CHF m	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005

Debt underwriting	456	394	271	16	68
Equity underwriting	249	343	139	(27)	79

Underwriting	705	737	410	(4)	72

Advisory and other fees	333	448	225	(26)	48

Total investment banking	1,038	1,185	635	(12)	63

Fixed income	2,767	1,566	2,116	77	31
Equity	2,077	1,021	1,066	103	95

Total trading	4,844	2,587	3,182	87	52

Other (including loan portfolio)	(125)	(37)	177	238	–
Net revenues	5,757	3,735	3,994	54	44

Advisory and other fees of CHF 333 million in the first quarter of 2006 were up CHF 108 million, or 48%, compared to the first quarter of 2005, which was negatively impacted by lower announced transaction volumes in late 2004 and the timing of fees. Advisory and other fees declined 26% compared to the fourth quarter of 2005, due primarily to lower industry-wide completed mergers and acquisitions activity and lower market share. Credit Suisse ranked eleventh in global announced mergers and acquisitions and fourteenth in global completed mergers and acquisitions for the first quarter of 2006. Notable transactions announced in the first quarter of 2006 included Bayer AG’s acquisition of Schering AG, the sale of Pixar Animation Studios to the Walt Disney Company and the McClatchy Company’s acquisition of Knight-Ridder Inc.

Total trading revenues include results from fixed income and equity sales and trading. Total trading revenues for the first quarter of 2006 were CHF 4,844 million, up CHF 1,662 million, or 52%, versus the first quarter of 2005, due to strength in both fixed income and equity trading revenues and favorable market conditions. Total trading revenues increased 87% compared to the fourth quarter of 2005, reflecting improved results in both equity and fixed income trading.

Investment Banking’s average daily VaR in the first quarter of 2006 was CHF 72 million, up from CHF 67 million in the first quarter of 2005 and up from CHF 71 million in the fourth quarter of 2005. Average ERC increased CHF 4.7 billion versus the first quarter of 2005 and CHF 0.8 billion versus the fourth quarter of 2005, in line with the strategy to extend incremental capital to support high-growth and high-margin activities with notable increases in the leveraged finance, structured products and proprietary trading businesses.

Fixed income trading recorded revenues of CHF 2,767 million in the first quarter of 2006. These results were up CHF 651 million, or 31%, compared to the first quarter of 2005, reflecting strong results in leveraged finance, fixed income proprietary trading, Latin America trading and global foreign exchange positioning, partially offset by weaker results in other emerging markets trading, asset-backed securities and commercial mortgage-backed securities. Fixed income markets in the first quarter of 2006 were generally favorable, with narrowing credit spreads and a substantial increase in new issue activity. The results in the first quarter of 2005 reflected a CHF 125 million positive adjustment to the valuation of over-the-counter derivatives in connection with enhancements to bring Credit Suisse’s estimates of fair value closer to how the dealer market prices such derivatives. Compared to the fourth quarter of 2005, fixed income trading revenues increased by 77%, due primarily to higher revenues in leveraged finance, residential mortgage-backed securities, emerging markets trading, global foreign exchange positioning and fixed income proprietary trading, partially offset by weaker results in commercial mortgage-backed securities. Interest rate products performed well despite the flat yield curve. Consistent with the strategy to grow the commodities business, Credit Suisse announced during the quarter a strategic alliance with Glencore International to build a derivatives and structured products trading business in the oil and petroleum products market.

Equity trading revenues increased CHF 1,011 million, or 95%, and CHF 1,056 million, or 103%, to CHF 2,077 million, compared to the first quarter of 2005 and the fourth quarter of 2005, respectively. These significant increases reflected higher revenues across all major business areas amid strong markets. The customer flow businesses in cash and convertibles performed well across all regions. Equity proprietary trading exhibited strong results across most regions and strategies and equity derivatives benefited from increased deal flow and good trading results. Prime services continued to perform well with higher revenues in the quarter. Credit Suisse solidified its position as a Best in Class prime broker in the top tier of the market, according to the 2006 Global Custodian Prime Brokerage survey. In line with furthering Credit Suisse’s leading global emerging markets franchise, Credit Suisse and Standard Bank in South Africa announced a new joint venture known as Credit Suisse Standard Securities to focus on equities research, sales, trading and capital markets transactions in South Africa. The combination of Credit Suisse’s global equity franchise with Standard Bank’s local expertise will provide institutional clients with analysis and access to the South African equity market, which is a significant component of many emerging market indices.

Other (including loan portfolio) recorded a loss of CHF 125 million for the first quarter of 2006 compared to revenues of CHF 177 million in the first quarter of 2005, due primarily to lower gains from private equity-related investments not managed as part of Asset Management and credit default swap losses related to the loan portfolio. Investment Banking selectively hedges the loan book using credit default swaps, which recorded weaker performance as a result of tightening credit spreads.

The following tables present key information of the Investment Banking segment:
	1Q2006	4Q2005	1Q2005

Cost/income ratio	73.8%	92.7%	77.1%

Pre-tax income margin	27.2%	7.7%	23.3%

Compensation/revenue ratio	53.5%	57.2%	53.5%

Average economic risk capital, in CHF m	15,871	15,109	11,221
Pre-tax return on average economic risk capital 1)	42.0%	10.3%	35.8%

Average one-day, 99% VaR, in CHF m	72	71	67

1) Calculated using a return excluding funding costs for allocated goodwill.

	31.03.06	31.12.05	Change in % from 31.12.05

Total loans	39,654	34,762	14

Non-performing loans/total loans	0.7%	0.4%	–

Impaired loans/total loans	1.5%	1.5%	–

Private Banking

Private Banking provides comprehensive advice and a broad range of investment products and services tailored to the complex needs of high-net-worth individuals all over the world through its Wealth Management business. In Switzerland, Private Banking provides banking products and services to business and retail clients through its Corporate & Retail Banking business.

Private Banking reported income from continuing operations before taxes of CHF 1,308 million in the first quarter of 2006, up CHF 334 million, or 34%, from the first quarter of 2005. The excellent 2006 first quarter results for Private Banking reflected significant improvement in net revenues, primarily from growth in commissions and fees and strong trading revenues. This is the result of very strong client activity in a favorable market environment. Private Banking successfully developed investment strategies relating to macro-trends in commodities, emerging markets, infrastructure and globalization using its industry-leading financial product and research expertise in these fields.

Private Banking net revenues were CHF 3,110 million in the first quarter of 2006, an increase of CHF 571 million, or 22%, compared to the first quarter of 2005, primarily as a result of significant increases in commissions and fees and trading revenues. Private Banking benefited from very strong client activity and capitalized on market momentum across all of its key business areas. Commissions and fees rose CHF 404 million, or 29%, from the first quarter of 2005, driven by revenues relating to considerably higher assets under management, higher brokerage volumes and increased product issuing fees. Private Banking's trading revenues increased CHF 136 million, or 81%, compared to the first quarter of 2005, as a result of high levels of client foreign exchange activity and gains from changes in the fair value of interest rate derivatives. Compared to the first quarter of 2005, net interest income increased CHF 44 million, or 5%, mainly driven by an increase in the liability margin. There was ongoing pressure on the asset margin, reflecting competitive markets. Interest rate-related assets and liabilities volumes rose during the first quarter of 2006, with a strong annualized growth rate of approximately 10% in Swiss residential mortgage volume.

Provision for credit losses in the first quarter of 2006 resulted in net releases of CHF 8 million compared to net releases of CHF 16 million in the first quarter of 2005, reflecting the continued favorable credit environment.

Private Banking's total operating expenses amounted to CHF 1,810 million for the first quarter of 2006, an increase of CHF 229 million, or 14%, compared to the first quarter of 2005. The main driver of the increase in expenses was higher compensation and benefits, which increased CHF 165 million, or 18%, compared to the first quarter of 2005. This increase primarily reflected higher performance-related compensation accruals in line with the strong quarterly performance and higher personnel expenses related to ongoing strategic growth in the Wealth Management business. This strategic growth included front office recruiting with a net increase of approximately 200 relationship managers since the beginning of 2005, predominantly outside Switzerland. Other expenses increased CHF 64 million, or 9%, mainly driven by costs associated with the branding implementation and related advertising costs and higher commission expenses related to the increase in commissions and fees.

Private Banking reported pre-tax income margin of 42.1% in the first quarter of 2006, 3.7 percentage points above the first quarter of 2005, with net revenue growth of 22% compared to a 14% increase in total operating expenses.

Assets under management increased from CHF 837.6 billion as of December 31, 2005 to CHF 882.7 billion as of March 31, 2006, reflecting net asset inflows of CHF 14.8 billion as well as market and foreign exchange-related movements of CHF 30.3 billion.

In April 2006, the Group announced the merger of its four independent private banks, Clariden Bank, BGP Banca di Gestione Patrimoniale, Bank Hofmann and Bank Leu as well as the securities dealer, Credit Suisse Fides, subject to regulatory and other approvals. This merger, which is expected to be effective as of the beginning of 2007, will create a single independently-operated bank named Clariden Leu, which will combine existing complementary product ranges to help achieve growth in Switzerland and selected international markets.

The following table presents the results of the Private Banking segment:
in CHF m	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005

Net interest income	966	924	922	5	5

Commissions and fees	1,807	1,535	1,403	18	29
Trading revenues and realized gains/(losses) from investment securities, net	303	236	167	28	81
Other revenues	34	21	47	62	(28)

Total noninterest revenues	2,144	1,792	1,617	20	33

Net revenues	3,110	2,716	2,539	15	22

Provision for credit losses	(8)	(21)	(16)	(62)	(50)

Compensation and benefits	1,071	888	906	21	18
Other expenses	739	823	675	(10)	9

Total operating expenses	1,810	1,711	1,581	6	14

Income from continuing operations before taxes	1,308	1,026	974	27	34

The following tables present key information of the Private Banking segment:
	1Q2006	4Q2005	1Q2005

Cost/income ratio	58.2%	63.0%	62.3%

Pre-tax income margin	42.1%	37.8%	38.4%

Net new assets, in CHF bn	14.8	8.9	14.1

Average economic risk capital, in CHF m	4,778	4,743	4,655
Pre-tax return on average economic risk capital 1)	111.1%	88.2%	84.8%

1) Calculated using a return excluding funding costs for allocated goodwill.

	31.03.06	31.12.05	Change in % from 31.12.05

Assets under management, in CHF bn	882.7	837.6	5.4

Wealth Management

Income from continuing operations before taxes for the Wealth Management business was CHF 963 million, an increase of 50% compared to the first quarter of 2005. Net revenues totaled CHF 2,227 million in the first quarter of 2006, an increase of CHF 522 million, or 31%, compared to the first quarter of 2005. This increase was mainly due to high brokerage volumes, product sales, foreign exchange transaction activity from clients and revenues related to higher assets under management. Total operating expenses were CHF 1,264 million in the first quarter of 2006, an increase of CHF 205 million, or 19%, compared to the first quarter of 2005. The main drivers of the increase were higher performance-related compensation accruals in line with the strong quarterly performance and higher expenses related to strategic growth initiatives.

Pre-tax income margin was 43.2% in the first quarter of 2006, 5.5 percentage points above the first quarter of 2005. This increase reflected strong net revenue growth of 31% compared to an increase in operating expenses of 19%. For the first quarter of 2006, net new assets were CHF 14.5 billion, an increase of CHF 3.4 billion compared to the first quarter of 2005, representing an annualized growth rate of 8.4% and a rolling four quarter average of 7.8%. Net new assets in this business particularly benefited from strong inflows from Switzerland, Europe and the Americas. Gross margin on assets under management increased 7.4 basis points to 124.6 basis points compared to the first quarter of 2005. The transaction-based margin increased 12.1 basis points, benefiting from very strong client activity. The asset-based margin decreased 4.7 basis points, as average assets under management increased 23%, whereas interest income increased only 11% compared to the first quarter of 2005. In addition, the asset-based margin decreased due to the temporary dilution effect from the strong growth in net new assets in the first quarter of 2006.

The following table presents the results of the Wealth Management business:
in CHF m	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005

Net interest income	458	396	411	16	11

Total noninterest revenues	1,769	1,472	1,294	20	37

Net revenues	2,227	1,868	1,705	19	31

Provision for credit losses	0	2	3	–	–

Compensation and benefits	735	596	589	23	25
Other expenses	529	567	470	(7)	13

Total operating expenses	1,264	1,163	1,059	9	19

Income from continuing operations before taxes	963	703	643	37	50

The following tables present key information of the Wealth Management business:
	1Q2006	4Q2005	1Q2005

Cost/income ratio	56.8%	62.3%	62.1%

Pre-tax income margin	43.2%	37.6%	37.7%

Net new assets, in CHF bn	14.5	6.8	11.1

Net new asset growth (rolling four quarter average)	7.8%	7.5%	5.3%

Net new asset growth	8.4%	4.0%	7.8%

Gross margin on assets under management	124.6 bp	109.4 bp	117.2 bp
of which asset-based	73.1 bp	70.3 bp	77.8 bp
of which transaction-based	51.5 bp	39.1 bp	39.4 bp

Net margin (pre-tax) on assets under management	53.9 bp	41.2 bp	44.2 bp

	31.03.06	31.12.05	Change in % from 31.12.05

Assets under management, in CHF bn	733.7	693.3	5.8

Corporate & Retail Banking

Income from continuing operations before taxes for the Corporate & Retail Banking business was CHF 345 million, an increase of 4% compared to the first quarter of 2005. Net revenues totaled CHF 883 million in the first quarter of 2006, an increase of CHF 48 million, or 6%, compared to the first quarter of 2005. This increase mainly resulted from strong commissions and fees and increased trading revenues. Provision for credit losses in the first quarter of 2006 resulted in net releases of CHF 8 million, compared to net releases of CHF 19 million in the first quarter of 2005.

Pre-tax income margin was 39.1% in the first quarter of 2006, a decrease of 0.5 percentage points compared to the first quarter of 2005. This decrease was attributable to lower releases of credit provisions. The pre-tax return on average economic risk capital for the first quarter of 2006 was 48.4%, an increase of 6.6 percentage points compared to the first quarter of 2005. Average economic risk capital in the first quarter of 2006 was CHF 2,858 million, a decrease of 10% compared to the first quarter of 2005, which was primarily a result of the continued improvement in the risk profile of the lending portfolio.

The following table presents the results of the Corporate & Retail Banking business:
in CHF m	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005

Net interest income	508	528	512	(4)	(1)

Total noninterest revenues	375	319	323	18	16

Net revenues	883	847	835	4	6

Provision for credit losses	(8)	(23)	(19)	(65)	(58)

Compensation and benefits	336	291	318	15	6
Other expenses	210	257	205	(18)	2

Total operating expenses	546	548	523	0	4

Income from continuing operations before taxes	345	322	331	7	4

The following tables present key information of the Corporate & Retail Banking business:
	1Q2006	4Q2005	1Q2005

Cost/income ratio	61.8%	64.7%	62.6%

Pre-tax income margin	39.1%	38.0%	39.6%

Net new assets, in CHF bn	0.3	2.1	3.0

Average economic risk capital, in CHF m	2,858	3,041	3,168
Pre-tax return on average economic risk capital 1)	48.4%	42.4%	41.8%

1) Calculated using a return excluding funding costs for allocated goodwill.

	31.03.06	31.12.05	Change in % from 31.12.05

Assets under management, in CHF bn	149.0	144.3	3.3

Mortgage loans, in CHF bn	67.2	66.3	1.4

Other loans, in CHF bn	31.7	28.3	12.0

Non-performing loans/total loans	1.6%	1.9%	(15.8)

Impaired loans/total loans	2.2%	2.6%	(15.4)

Number of branches	215	215	0.0

Wealth Management

Corporate & Retail Banking

Asset Management

Asset Management combines the discretionary investment management functions of Credit Suisse and offers products across a broad range of investment classes, from equity, fixed income and multi-asset class products to alternative investments such as real estate, hedge funds, private equity and volatility management. Asset Management manages portfolios, mutual funds and other investment vehicles for government, institutional and private clients. Products are offered through both proprietary and third party distribution channels as well as through other channels within Credit Suisse.

Asset Management’s income from continuing operations before taxes was CHF 234 million in the first <\!s >quarter of 2006, an increase of CHF 26 million, or 13%, compared to the first quarter of 2005, reflecting a slight increase in commission and fee income and strong private equity gains partly offset by higher total operating expenses.

First quarter 2006 net revenues were CHF 756 million, a 23% increase from the first quarter of 2005. Asset management revenues, which consist primarily of fees from asset management and fund administration services provided to clients, increased CHF 22 million, or 5%, compared to the first quarter of 2005, mainly driven by higher assets under management, which increased 29%, reflecting the inclusion of more than CHF 40 billion in low margin money market products in the fourth quarter of 2005. Asset management revenues were negatively impacted by lower trading revenues as a result of changes in the fair value of interest rate derivatives. Asset management revenues decreased slightly versus the fourth quarter of 2005 also due primarily to lower trading revenues. Private equity commissions and fees, which include private equity fund management fees, were stable compared to the first quarter of 2005.

In the first quarter of 2006, Asset Management recorded private equity gains of CHF 206 million, an increase of CHF 121 million, or 142%, compared to the first quarter of 2005. Private equity gains, which include gains on investments and performance-related carried interest, are cyclical in nature and in 2005 were considered to be at the high-end of the private equity cycle. The first quarter 2006 gains included CHF 85 million arising from the sale of assets in an emerging market investment fund.

The following table presents the results of the Asset Management segment:
in CHF m	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005

Net interest income	(19)	(22)	(13)	(14)	46

Commissions and fees	561	539	524	4	7
Trading revenues and realized gains/(losses) from investment securities, net	(11)	10	7	–	–
Other revenues	225	230	96	(2)	134

Total noninterest revenues	775	779	627	(1)	24

Net revenues	756	757	614	0	23

Provision for credit losses	2	0	0	–	–

Compensation and benefits	261	252	225	4	16
Other expenses	259	264	181	(2)	43
of which commission expenses	84	86	63	(2)	33

Total operating expenses	520	516	406	1	28

Income from continuing operations before taxes	234	241	208	(3)	13

The following table presents the revenue details of the Asset Management segment:
in CHF m	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005

Asset management revenues	494	502	472	(2)	5
Private equity commissions and fees	56	47	57	19	(2)

Net revenues before private equity gains	550	549	529	0	4

Private equity gains	206	208	85	(1)	142

Net revenues	756	757	614	0	23

The following tables present key information of the Asset Management segment:
	1Q2006	4Q2005	1Q2005

Cost/income ratio	68.8%	68.2%	66.1%

Pre-tax income margin	31.0%	31.8%	33.9%

Net new assets	17.0	(0.8)	3.9
of which private equity	2.4	1.3	0.1
of which advisory assets	1.0	3.2	1.1

Gross margin on assets under management	49.8 bp	54.0 bp	52.1 bp
Net margin (pre-tax) on assets under management	15.4 bp	17.2 bp	17.6 bp

Average economic risk capital, in CHF m	1,345	1,311	939
Pre-tax return on average economic risk capital 1)	77.7%	82.1%	97.1%

1) Calculated using a return excluding funding costs for allocated goodwill.

in CHF bn	31.03.06	31.12.05	Change in % from 31.12.05

Assets under management	619.6	589.4	5.1

Private equity investments	2.0	1.4	42.9

Total operating expenses were CHF 520 million, an increase of CHF 114 million, or 28%, compared to the first quarter of 2005, reflecting higher performance-related compensation, higher commission expenses, costs associated with the realignment of the Asset Management business and costs associated with the branding implementation and related advertising costs.

Pre-tax income margin for the first quarter of 2006 was 31.0%, down 2.9 percentage points from the first quarter of 2005, with a 23% increase in net revenues offset by a 28% increase in total operating expenses. Compared to the fourth quarter of 2005, pre-tax income margin decreased 0.8 percentage points, reflecting stable net revenues and a slight increase in total operating expenses. Asset Management maintained its pre-tax income margin over the past year at a generally constant level, with the exception of the second quarter of 2005 which included exceptional private equity gains.

Gross margin on assets under management amounted to 49.8 basis points in the first quarter of 2006, down 2.3 basis points from the first quarter of 2005, due to the inclusion of more than CHF 40 billion in low margin money market products in the fourth quarter of 2005 and the decrease in trading revenues.

Pre-tax return on average economic risk capital was 77.7%, down 19.4 percentage points versus the first quarter of 2005. Average economic risk capital was higher in the first quarter of 2006, partly due to increased direct investments in alternative products.

Asset Management has launched a number of initiatives to increase profitability. These initiatives will focus on improving client orientation, reducing the overall cost base and specifically targeting geographic regions with low profitability.

The following table presents total assets under management of the Asset Management segment by asset class:
in CHF bn	31.03.06	31.12.05	Change in % from 31.12.05

Money market	71.4	64.1	11.4
Fixed income	116.5	110.0	5.9
Balanced	255.6	254.6	0.4
Equities	51.8	47.7	8.6
Alternative 1)	124.3	113.0	10.0
of which private equity	28.1	25.5	10.2
Total assets under management	619.6	589.4	5.1

of which discretionary assets	527.9	500.3	5.5
of which advisory assets	91.7	89.1	2.9
1) Alternative include private equity, funds of hedge funds, real estate and indexed products.

Assets under management increased from CHF 589.4 billion as of December 31, 2005, to CHF 619.6 billion as of March 31, 2006, reflecting market and foreign exchange-related movements of CHF 13.2 billion and net new assets of CHF 17.0 billion. Net asset inflows of CHF 18.3 billion were partly offset by outflows of CHF 1.3 billion related to movements in the German real estate market. Net inflows were mainly from money market products, fixed income, multi-asset class solution products and alternative investments and originated mainly in the US and Europe. Of the net new assets recorded in the first quarter, approximately a third related to the reinvestment in the US of money market outflows in the fourth quarter of 2005.

Asset Management expects to benefit significantly from the integration of the banking businesses through focused collaboration within Credit Suisse. As a result of this focused collaboration, Asset Management won mandates with the help of the Investment Banking and Private Banking segments. In addition, Asset Management launched initiatives together with Private Banking to increase penetration of the private client base with discretionary mandates, which is expected to provide additional high-margin returns for Credit Suisse.

As part of its strategy to develop its presence in Asia, Credit Suisse announced an agreement to form a joint venture in South Korea with Woori Asset Management, in which Credit Suisse will acquire a 30% stake. The venture combines Woori Asset Management's strong onshore distribution network with Credit Suisse's expertise and knowledge of global markets.

In addition to proprietary channels in the US, registered funds of hedge funds are now being sold through third party retail channels, representing a significant growth opportunity for this product.

Winterthur

Winterthur provides life, pension and non-life insurance products to private customers and small and medium-sized enterprises. The Life & Pensions business includes life insurance, savings, pensions and annuity products in Europe and Asia and the German health business. The Non-Life business includes motor, property, liability, accident and health insurance in Europe and in the US. Other Activities include centrally managed closed portfolios and related reinsurance.

In the first quarter of 2006, Winterthur showed strong operating performance, increasing its income from continuing operations before taxes 21% and recording double-digit growth in total business volume, while reducing total operating expenses compared to the first quarter of 2005. The announcement of the sale of part of its Swiss health business and the changes in its operational structure in Switzerland, including a partial restructuring of its administration and back-office functions and an increase in the number of its sales agents, reflected Winterthur's commitment to further optimize its business portfolio while strengthening its operating platforms.

Winterthur reported an increase in income from continuing operations before taxes of CHF 87 million, or 21%, to CHF 505 million, compared to CHF 418 million in the first quarter of 2005. The result reflected continued operating improvement, with a lower expense ratio in the Life & Pensions business and a lower combined ratio in the Non-Life business.

Gross premiums written amounted to CHF 10,657 million, an increase of CHF 702 million, or 7%, compared to the first quarter of 2005. Total business volume was CHF 12,737 million in the first quarter of 2006, an increase of CHF 1,287 million, or 11%, compared to the first quarter of 2005.

The following table presents the results of the Winterthur segment:
in CHF m	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005

Gross premiums written	10,657	3,657	9,955	191	7

Net premiums earned	8,204	4,478	7,489	83	10

Net current investment income and net realized gains/(losses)	2,540	1,723	1,852	47	37
Other revenues, including fees	171	180	144	(5)	19

Net revenues	10,915	6,381	9,485	71	15

Policyholder benefits incurred	7,702	4,113	7,196	87	7
Investment income credited to policyholder account balances	1,041	351	324	197	221
Dividends to policyholders incurred	615	328	464	88	33
Provisions for credit losses	1	8	(2)	(88)	–

Total benefits, claims, dividends and credit losses	9,359	4,800	7,982	95	17

Insurance underwriting and acquisition expenses	461	458	497	1	(7)
Administration expenses	537	519	529	3	2
Other expenses	48	118	58	(59)	(17)
Restructuring charges	5	4	1	25	400

Total operating expenses	1,051	1,099	1,085	(4)	(3)

Income from continuing operations before taxes	505	482	418	5	21

The growth in total business volume was driven by the Life & Pensions business, which increased 18% to CHF 8,179 million as a result of a CHF 681 million, or 13%, growth in traditional business and a CHF 578 million, or 39%, growth in investment-type products. A strong increase in traditional single premiums in the group life business in Switzerland resulted from new contracts, transfers of vested benefits and additional contributions from individuals. The growth in traditional business was further driven by premium growth in the German life and health business as well as by an increase in annual premiums in Japan. The strong growth in investment-type products was mainly driven by the UK, reflecting both strong new business performance and an increased investment inflow in anticipation of UK tax law changes that will impact treatment of pension contributions effective in the second quarter of 2006. In addition, the growth in investment-type products reflected increased contributions from Asia and Central and Eastern Europe.

Gross premiums written in the Non-Life business remained stable at CHF 4,544 million, while net premiums earned grew 2% to CHF 2,107 million, benefiting from the strengthening of the US dollar. Premium growth was mainly achieved in Switzerland due to tariff increases and in Spain due to volume increases in the non-motor business. This growth was offset by a decline in Germany, resulting from both selective re-underwriting in the non-motor business and market pressure in the motor business. Management continues to take measures to address this market pressure, including the introduction of a new competitively priced product line in October 2005 and other product initiatives.

Net current investment income and net realized gains/(losses) in the first quarter of 2006 increased CHF 688 million, or 37%, compared to the first quarter of 2005, primarily reflecting the market appreciation on the underlying assets backing the unit-linked policies, which was credited to policyholders' accounts. Net investment return backing traditional life policies and non-life policies decreased 0.5 percentage points to 4.8% compared to the first quarter of 2005, reflecting a lower level of realized gains.

In the first quarter of 2006, total benefits, claims, dividends and credit losses increased CHF 1,377 million, or 17%, to CHF 9,359 million, compared to the first quarter of 2005. The increase in investment income credited to policyholder account balances amounted to CHF 717 million, primarily reflecting market appreciation. The higher traditional life premium income resulted in an increase in the change in provisions for policyholders' benefits incurred by CHF 506 million, or 7%. The increase in dividends to policyholders of CHF 151 million, or 33%, was mainly driven by the improved results in the group life business in Switzerland.

Total operating expenses in the first quarter of 2006 decreased CHF 34 million, or 3%, compared to the first quarter of 2005. Insurance underwriting and acquisition expenses decreased CHF 36 million, or 7%, reflecting lower amortization of deferred policy acquisition costs (DAC) and present value of future profits (PVFP). Administration expenses increased 2%, a lower rate than total business volume, reflecting sustained strict cost management, with efficiency improvements in mature markets offsetting increased expenses in growth markets.

The following table presents an overview of Winterthur's results by business:
						Winterthur

1Q2006 ,in CHF m	Life & Pensions	Non-Life	Other Activities	Corporate Center / Eliminations	1)	1Q2006	1Q2005	Change in % from 1Q2005

Total business volume	8,179	4,544	194	(180)		12,737	11,450	11

Gross premiums written	6,109	4,544	180	(176)		10,657	9,955	7
Net premiums earned	6,071	2,107	27	(1)		8,204	7,489	10

Net revenues	8,602	2,313	17	(17)		10,915	9,485	15

Total benefits, claims, dividends and credit losses	7,913	1,403	43	0		9,359	7,982	17
Total operating expenses	374	611	16	50		1,051	1,085	(3)

Income from continuing operations before taxes and minority interests	315	299	(42)	(67)		505	418	21

Income tax expense						145	132	10
Minority interests						26	25	4

Income from continuing operations						334	261	28

Income/(loss) from discontinued operations, net of tax						23	(10)	–
Net income						357	251	42

1) Includes Corporate Center expenses, certain financing costs and eliminations.

The following tables present key information of the Winterthur segment:
in CHF m, except where indicated	1Q2006	4Q2005	1Q2005

Total business volume 1)	12,737	5,683	11,450

Return on equity 2)	15.0%	11.4%	12.0%

1) Gross premiums written from non-life and traditional life business and policyholder deposits on investment-type products.
2) Net income/(loss) divided by average shareholder's equity.

in CHF bn, except where indicated	31.03.06	31.12.05	Change in % from 31.12.05

Assets under management 1)	159.8	153.3	4.2

Technical provisions	152.2	145.1	4.9

Shareholder's equity, in CHF m	9,401	9,695	(3)

1) Based upon savings-related provisions for policyholders plus off-balance sheet assets for life, pension and health businesses and investment assets for non-life business.

Income from discontinued operations, net of tax, was CHF 23 million in the first quarter of 2006, compared to a loss of CHF 10 million in the first quarter of 2005. This increase was mainly driven by a gain on the sale of the Canadian subsidiary, Citadel General Assurance Company.

In March 2006, Winterthur announced the sale of part of its Swiss health insurance business to Sanitas, subject to regulatory approval. This business is reported as discontinued operations.

Net income for Winterthur in the first quarter of 2006 was CHF 357 million, an increase of 42% compared to the first quarter of 2005, representing a return on equity of 15.0%, up 3.0 percentage points.

Life & Pensions

The following table presents the results of the Life & Pensions business:
in CHF m	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005

Gross premiums written	6,109	2,333	5,428	162	13

Net premiums earned	6,071	2,333	5,391	160	13

Net current investment income and net realized gains/(losses)	2,363	1,568	1,666	51	42
Other revenues, including fees	168	144	138	17	22

Net revenues	8,602	4,045	7,195	113	20

Total benefits, claims, dividends and credit losses	7,913	3,410	6,494	132	22

Insurance underwriting and acquisition expenses	97	101	149	(4)	(35)
Administration expenses	249	275	255	(9)	(2)
Other expenses	28	44	22	(36)	27

Total operating expenses	374	420	426	(11)	(12)

Income from continuing operations before taxes	315	215	275	47	15

The following tables present key information of the Life & Pensions business:
in CHF m, except where indicated	1Q2006	4Q2005	1Q2005

Total business volume 1)	8,179	4,352	6,920

Expense ratio 2)	4.2%	8.6%	5.8%

1) Gross premiums written from traditional business and policyholder deposits from investment-type products.
2) Insurance underwriting, acquisition and administration expenses as a percentage of total business volume.

in CHF bn	31.03.06	31.12.05	Change in % from 31.12.05

Assets under management	139.1	131.9	5.5

Technical provisions	132.0	126.8	4.1

Life & Pensions reported income from continuing operations before taxes of CHF 315 million in the first quarter of 2006, up 15% versus CHF 275 million in the first quarter of 2005. The expense ratio for the Life & Pensions business was 4.2% in the first quarter of 2006, an improvement of 1.6 percentage points compared to 5.8% in the first quarter of 2005, as total business volume grew and expenses decreased. The expense ratio in the first quarter typically reflects the seasonally higher business volume from the group life business in Switzerland.

Non-Life

The following table presents the results of the Non-Life business:
in CHF m	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005

Gross premiums written	4,544	1,335	4,522	240	0

Net premiums earned	2,107	2,114	2,067	0	2

Net current investment income and net realized gains/(losses)	188	143	203	31	(7)
Other revenues, including fees	18	39	16	(54)	13

Net revenues	2,313	2,296	2,286	1	1

Total benefits, claims, dividends and credit losses	1,403	1,383	1,447	1	(3)

Insurance underwriting and acquisition expenses	362	337	348	7	4
Administration expenses	226	228	223	(1)	1
Other expenses	23	42	(4)	(45)	–

Total operating expenses	611	607	567	1	8

Income from continuing operations before taxes	299	306	272	(2)	10

The following tables present key information of the Non-Life business:
in %	1Q2006	4Q2005	1Q2005

Combined ratio 1)	93.5%	90.5%	96.7%

Claims ratio 2)	65.6%	63.8%	69.1%
Expense ratio 3)	27.9%	26.7%	27.6%

1) Claims and annuities incurred and insurance underwriting, acquisition and administration expenses as a percentage of net premiums earned.
2) Claims and annuities incurred as a percentage of net premiums earned.
3) Insurance underwriting, acquisition and administration expenses as a percentage of net premiums earned.

	31.03.06	31.12.05	Change in % from 31.12.05

Technical provisions, in CHF bn	19.4	17.5	10.9

Non-Life reported income from continuing operations before taxes of CHF 299 million in the first quarter of 2006, up 10% versus CHF 272 million in the first quarter of 2005. The Non-Life business combined ratio was 93.5%, an improvement of 3.2 percentage points compared to the first quarter of 2005. The claims ratio decreased 3.5 percentage points to 65.6%, due to generally favorable claims development. The expense ratio increased 0.3 percentage points to 27.9%, driven by increased underwriting and acquisition expenses.

Other Activities

The following table presents the results of the Other Activities business:
in CHF m	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005

Gross premiums written	180	1	192	–	(6)

Net premiums earned	27	29	31	(7)	(13)

Net revenues	17	49	32	(65)	(47)

Total benefits, claims, dividends and credit losses	43	6	42	–	2

Total operating expenses	16	64	49	(75)	(67)

Income from continuing operations before taxes	(42)	(21)	(59)	100	(29)

Other Activities reported a loss from continuing operations before taxes of CHF 42 million in the first quarter of 2006, compared to a loss of CHF 59 million in the first quarter of 2005, as a result of lower project costs related to closed portfolio management.

Investment results

The following table presents the investment income of the Winterthur segment:
in CHF m	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005

Net current investment income	1,251	1,102	1,219	14	3
of which backing traditional life policies and non-life policies	1,165	1,075	1,136	8	3
of which Life & Pensions	1,005	935	995	7	1
of which Non-Life	157	136	139	15	13
of which backing unit-linked liabilities general account	86	27	83	219	4
of which Life & Pensions	86	27	83	219	4
Realized gains/(losses), net	1,289	620	633	108	104
of which backing traditional life policies and non-life policies	384	341	460	13	(17)
of which Life & Pensions	368	327	413	13	(11)
of which Non-Life	32	6	64	433	(50)
of which backing unit-linked liabilities general account	905	279	173	224	423
of which Life & Pensions	905	279	173	224	423

Net current investment income and net realized gains/(losses)	2,540	1,722	1,852	48	37

of which backing traditional life policies and non-life policies	1,549	1,416	1,596	9	(3)
of which backing unit-linked liabilities general account	991	306	256	224	287

Investment income separate account	311	149	137	109	127

The following table presents the investment return of the Winterthur segment:
	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005

Net current investment return backing traditional life policies and non-life policies	3.6%	3.4%	3.8%	–	–
Realized gains/(losses) backing traditional life policies and non-life policies	1.2%	1.0%	1.5%	–	–

Net investment return backing traditional life and non-life policies	4.8%	4.4%	5.3%	–	–

of which Life & Pensions	5.0%	4.6%	5.5%	–	–
of which Non-Life	4.0%	3.0%	4.8%	–	–

The following table presents Winterthur's investment portfolio:
	31.03.06		31.12.05

in CHF m	Book value	Fair value	Book value	Fair value

Debt securities - held-to-maturity	10,010	10,187	10,052	10,523
Debt securities - available-for-sale	77,679	77,679	78,431	78,431
Equity securities - available-for-sale	11,198	11,198	8,885	8,885
Debt securities - trading	1,589	1,589	1,670	1,670
Equity securities - trading	19,872	19,872	17,988	17,988
Mortgage loans	10,192	10,465	10,027	10,540
Other loans	5,570	5,798	5,320	5,775
Real estate	8,777	9,095	8,700	8,940
Other investments	993	993	1,421	1,421

Investments, general account	145,880	146,876	142,494	144,173

Investments, separate account	6,417	6,417	5,920	5,920

Total investments	152,297	153,293	148,414	150,093

of which Life & Pensions	133,050	133,768	129,298	130,597
of which Non-Life	18,357	18,651	18,307	18,759
of which Other Activities	890	874	809	737
Debt and equity securities - trading and loans - include CHF 18,705 million (December 31, 2005: CHF 17,109 million) held backing unit-linked liabilities in the general account.

The following table presents detail of held-to-maturity and available-for-sale securities of the Winterthur investment portfolio:
	31.03.06					31.12.05

in CHF m	Amortized cost	1)	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	2)	Gross unrealized gains	Gross unrealized losses	Fair value

Debt securities – held-to-maturity	10,010		214	37	10,187	10,052		477	6	10,523

Debt securities – available-for-sale	76,755		1,969	1,045	77,679	75,274		3,521	364	78,431
Equity securities – available-for-sale	9,596		1,670	68	11,198	7,731		1,200	46	8,885

Securities – available-for-sale	86,351		3,639	1,113	88,877	83,005		4,721	410	87,316

1) Includes an increase of CHF 308 million to amortized cost due to hedge accounting basis adjustments.
2) Includes an increase of CHF 262 million to amortized cost due to hedge accounting basis adjustments.

Assets under management

Assets under management
Assets under management include assets which are placed with Group entities for investment purposes or, in the case of the insurance business, underlie insurance contracts. Assets under management include discretionary and advisory counterparty assets.

Discretionary assets are assets for which the customer fully transfers the discretionary power to a Group entity with a management mandate. Advisory assets include assets placed with the Group where the client is provided access to investment advice but retains discretion over investment decisions.

As of March 31, 2006, the Group’s assets under management amounted to CHF 1,553.6 billion, an increase of CHF 69.3 billion, or 4.7%, compared to December 31, 2005. Private Banking assets under management increased CHF 45.1 billion in the first quarter of 2006, while assets under management in Asset Management increased CHF 30.2 billion. This reflected strong growth in net new assets and positive market performance in both segments.

The following table sets forth information on assets under management:
in CHF bn	31.03.06	31.12.05	Change in % from 31.12.05

Investment Banking	14.3	14.5	(1.4)
Private Banking	882.7	837.6	5.4
Asset Management	619.6	589.4	5.1
Winterthur	159.8	153.3	4.2

Less assets managed on behalf of other segments	(122.8)	(110.5)	11.1

Credit Suisse Group	1,553.6	1,484.3	4.7

of which discretionary	772.9	742.5	4.1
of which advisory	780.7	741.8	5.2

Net new assets
Net new assets include individual cash and securities transactions and new or repaid loans. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not considered as they do not reflect success in acquiring assets under management. Changes due to currency and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Net new assets were CHF 31.1 billion in the first quarter of 2006, an increase of CHF 23.3 billion compared to the fourth quarter of 2005. Strong growth rates in Switzerland, Europe and the Americas contributed to net new assets of CHF 14.8 billion in Private Banking. The Asset Management segment reported net new assets of CHF 17.0 billion, mainly in money market products, fixed income, multi-asset class solution products and alternative investments, and originated primarily from the US and Europe.

The following table sets forth information on net new assets:
in CHF bn	1Q2006	4Q2005	1Q2005

Investment Banking	0.2	0.0	(0.5)
Private Banking	14.8	8.9	14.1
Asset Management	17.0	(0.8)	3.9
Winterthur	3.7	(0.2)	2.8

Less net new assets managed on behalf of other segments	(4.6)	(0.1)	(4.9)

Credit Suisse Group	31.1	7.8	15.4

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

The following table sets forth information on client assets:
in CHF bn	31.03.06	31.12.05	Change in % from 31.12.05

Investment Banking	73.6	69.6	5.7
Private Banking	1,000.4	951.9	5.1
Asset Management	626.1	596.0	5.1
Winterthur	159.8	153.3	4.2

Less client assets managed on behalf of other segments	(122.8)	(110.5)	11.1

Credit Suisse Group	1,737.1	1,660.3	4.6

Capital

Credit Suisse Group
The Group’s consolidated BIS tier 1 ratio was 10.8% as of March 31, 2006, down from 11.3% as of December 31, 2005. The Group continued the share buyback program approved by the Annual General Meeting in 2005, repurchasing 34.1 million common shares in the amount of CHF 1.9 billion since the initiation of the program through March 31, 2006. In the first quarter of 2006, 7.9 million common shares in the amount of CHF 580 million were repurchased. Risk-weighted assets increased compared to the fourth quarter of 2005, primarily reflecting increased commercial and private lending as well as securitization activities in the first quarter of 2006. Tier 1 capital increased CHF 430 million with the contribution of first quarter net income offset by the deduction for shares repurchased through the Group’s share buyback program, dividend accruals and disallowed unrealized gains. The Group’s shareholders’ equity of CHF 42.1 billion as of December 31, 2005 increased to CHF 42.6 billion as of March 31, 2006.

Winterthur’s capital position decreased slightly with shareholder’s equity of CHF 9.4 billion as of March 31, 2006 compared to CHF 9.7 billion as of December 31, 2005. Winterthur’s consolidated EU solvency ratio as of December 31, 2005 was 229% compared to 192% as of December 31, 2004.

Credit Suisse
Credit Suisse’s consolidated BIS tier 1 ratio was 9.4% as of March 31, 2006, down from 9.6% as of December 31, 2005. Risk-weighted assets increased compared to the fourth quarter of 2005, primarily reflecting increased commercial and private lending as well as securitization activities in the first quarter of 2006. Tier 1 capital increased CHF 1,173 million with the contribution of first quarter net income, partially offset by dividend accruals. The shareholder’s equity of Credit Suisse decreased from CHF 25.8 billion as of December 31, 2005, to CHF 25.6 billion as of March 31, 2006.

The following table sets forth details of BIS data (risk-weighted assets, capital and ratios):
	Credit Suisse Group		Credit Suisse

in CHF m, except where indicated	31.03.06	31.12.05	31.03.06	31.12.05

Risk-weighted positions	233,649	218,899	217,215	200,904
Market risk equivalents	14,467	13,992	13,287	12,499

Risk-weighted assets	248,116	232,891	230,502	213,403

Total shareholders' equity	42,630	42,118	25,638	25,788
Reconciliation to Tier 1 capital:
Non-cumulative perpetual preferred securities	2,179	2,170	1,049	1,044
Investment in insurance entities	(4,056)	(4,179)	(12)	(12)
Adjustments for goodwill, minority interests, disallowed unrealized gains on fair value measurement, own shares and dividend accruals	(13,975)	(13,761)	(4,939)	(6,257)

Tier 1 capital	26,778	26,348	21,736	20,563

Tier 1 ratio	10.8%	11.3%	9.4%	9.6%
Total capital	33,609	31,918	32,041	29,815
Total capital ratio	13.5%	13.7%	13.9%	14.0%

The Swiss Federal Banking Commission (EBK) has advised that Credit Suisse Group and Credit Suisse may continue to include as Tier 1 capital CHF 2.2 billion and CHF 6.5 billion, respectively, as of March 31, 2006 (December 31, 2005: CHF 2.2 billion and CHF 6.5 billion, respectively) of equity from special purpose entities that are deconsolidated under FIN 46R.

Risk management

Credit Suisse Group’s overall position risk, measured on the basis of Economic Risk Capital (ERC), increased 10% in the first quarter of 2006 compared with the previous quarter. The more narrowly defined average Value-at-Risk (VaR) for the Group’s trading books increased 6% in the first quarter of 2006 to CHF 73 million due to an increase in equity and credit spread exposures. Loan portfolios across the Group continued to benefit from a favorable credit environment, resulting in a net release of credit provisions of CHF 60 million in the first quarter of 2006.

Economic Risk Capital trends
The Group assesses risk and economic capital adequacy using its Economic Risk Capital (ERC) model. ERC is designed to measure all quantifiable risks associated with the Group’s activities on a consistent and comprehensive basis. The Group assigns ERC for position risk, operational risk and expense risk. Position risk measures the potential annual economic loss associated with market, credit and insurance exposures that is exceeded with a given, small probability (1% for risk management purposes, 0.03% for capital management purposes). It is not a measure of the potential impact on reported earnings, since non-trading activities are generally not marked-to-market through earnings.

In the first quarter of 2006, the Group’s one-year, 99% position risk ERC increased 10% compared to the fourth quarter of 2005, mainly due to increased equity investments and increased credit spread ERC.

In the first quarter of 2006, the contribution of the banking segments (Investment Banking, Private Banking and Asset Management) to the Group’s ERC decreased from 69% to 67%. The contribution of the Corporate Center remained 2% and Winterthur’s contribution increased from 29% to 31%.

The following table sets forth the Group's risk profile, using ERC as the common risk measure:

		Change in % from	Change analysis: brief summary
in CHF m	31.03.06	31.12.05	31.03.06 vs 31.12.05

Interest Rate ERC, Credit Spread ERC & Foreign Exchange Rate ERC	5,316	13%	Higher credit spread risk in Investment Banking and Winterthur.
Equity Investment ERC	4,435	25%	Higher equity exposures in Winterthur from portfolio changes and favorable market conditions.
Swiss & Retail Lending ERC	2,421	(2%)	Lower exposures in Private Banking.
International Lending ERC & Counterparty ERC	3,314	12%	Increase in Investment Banking due to syndications.
Emerging Markets ERC	1,945	1%	Higher exposures in Investment Banking partially offset by lower Winterthur exposures from reduced FX exposure and higher country ratings.
Real Estate ERC & Structured Asset ERC 1)	4,055	4%	Increase due to increased commercial real estate risk in Investment Banking.
Insurance Underwriting ERC	1,143	3%	Higher due to life insurance exposure in Investment Banking.

Simple sum across risk categories	22,629	10%

Diversification benefit	(7,292)	8%

Total Position Risk ERC	15,337	10%

One-year, 99% position risk ERC, excluding foreign exchange translation risk. For an assessment of the total risk profile, operational risk ERC and business risk ERC must be considered. For a more detailed description of the Group’s ERC model, please refer to Credit Suisse Group's Annual Report 2005, which is available on the website: www.credit-suisse.com/annualreport2005. Prior period balances have been restated for methodology changes in order to maintain consistency over time.
1) This category comprises the commercial and residential real estate and asset-backed securities exposure of the Investment Banking segment, real estate acquired at auction, real estate for own use in Switzerland and Winterthur's real estate investments.

The following table sets forth the trading-related market risk exposure for Credit Suisse Group and Investment Banking, as measured by scaled one-day, 99% VaR:
	1Q2006						4Q2005						1Q2005

in CHF m	Minimum		Maximum		Average	31.03.06	Minimum		Maximum		Average	31.12.05	Minimum		Maximum		Average	31.03.05

Credit Suisse Group 1)
Interest rate & credit spread	43.0		81.7		62.2	71.9	35.9		73.5		56.8	68.6	43.3		77.9		63.5	58.9
Foreign exchange rate	11.3		25.9		16.2	15.9	6.1		19.4		11.3	11.3	10.5		30.0		20.3	12.2
Equity	45.9		64.4		53.3	59.7	40.0		62.6		49.1	56.7	23.4		47.8		33.2	37.5
Commodity	6.9		20.0		10.6	7.1	4.9		15.3		9.7	10.6	0.8		3.1		1.5	2.5
Diversification benefit	–	2)	–	2)	(68.9)	(62.4)	–	2)	–	2)	(57.6)	(59.7)	–	2)	–	2)	(51.8)	(42.1)

Total	58.7		93.5		73.4	92.2	50.9		87.6		69.3	87.5	57.7		77.1		66.7	69.0

Investment Banking
Interest rate & credit spread	42.6		77.3		59.7	71.7	48.9		73.3		59.9	68.4	43.4		77.8		63.5	58.8
Foreign exchange rate	11.3		26.2		16.3	16.8	6.2		19.7		11.4	11.4	10.4		29.7		20.1	12.3
Equity	45.8		64.1		53.2	59.6	39.9		62.6		49.0	56.7	23.4		47.8		33.2	37.4
Commodity	6.9		20.1		10.6	7.1	3.8		14.5		9.4	10.6	0.4		3.1		1.1	2.2
Diversification benefit	–	2)	–	2)	(68.2)	(63.2)	–	2)	–	2)	(58.3)	(59.7)	–	2)	–	2)	(51.1)	(41.2)

Total	55.6		92.8		71.6	92.0	57.3		87.8		71.4	87.4	57.1		77.2		66.8	69.5

Represents 10-day VaR scaled to a one-day holding period.
1) The VaR estimates for Credit Suisse Group are performed on a monthly basis and the VaR statistics for Credit Suisse Group therefore refer to monthly numbers.
2) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Trading risks
The Group primarily assumes trading risks through the trading activities of the Investment Banking segment and, to a much lesser extent, trading activities of the other segments. Trading risks are measured using VaR as one of a range of risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. In order to show the aggregate market risk in the Group’s trading books, the table above shows the trading-related market risk on a consolidated basis, as measured by a 10-day VaR scaled to a one-day holding period and based on a 99% confidence level. This means that there is a one in 100 chance of incurring a daily mark-to-market trading loss that is at least as large as the reported VaR.

Credit Suisse Group’s average one-day, 99% VaR in the first quarter of 2006 was CHF 73 million, compared to CHF 69 million in the fourth quarter of 2005, due to an increase in equity and credit spread exposures. In early 2006, the Group introduced a revised VaR methodology that categorizes residential mortgage positions into a series of key risk types to improve the measurement of mortgage-related sensitivities. If this revised methodology had been in place during 2005, VaR as of December 31, 2005, would have been CHF 82 million rather than CHF 88 million.

The segments with trading portfolios use backtesting to assess the accuracy of the VaR model. Daily backtesting profit and loss is compared with VaR calculated using a one-day holding period. Backtesting profit and loss is a subset of actual trading revenue and includes only the profit and loss effects due to movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. On average, an accurate one-day, 99% VaR model should have no more than four backtesting exceptions per year. A backtesting exception occurs when the daily loss exceeds the daily VaR estimate.

The Group experienced no backtesting exceptions in the first quarter of 2006 and no backtesting exceptions in the last twelve months. The histogram entitled “Credit Suisse Group trading revenue” compares the distribution of daily backtesting profit and loss in the first quarter of 2006 with the distribution of actual trading revenues, which includes fees, commissions, provisions and the profit and loss effects associated with any trading subsequent to the previous night’s positions.

Loan exposure
The Group’s total loan exposure grew 5% to CHF 215.5 billion as of March 31, 2006, compared to December 31, 2005, primarily due to an increase in commercial and industrial loans in both the Private Banking and Investment Banking segments.

Compared to December 31, 2005, the Group’s total non-performing loans declined 6% to CHF 2.0 billion and total impaired loans declined 8% to CHF 3.1 billion as of March 31, 2006, reflecting the continued favorable credit cycle.

In the first quarter of 2006, the Group recorded a net release of provisions for credit losses of CHF 60 million, compared to a net release of CHF 27 million in the fourth quarter of 2005. The additions, releases and recoveries included in determining the allowance for loan losses are presented in the following tables.

Coverage of total impaired loans by valuation allowances at the Group remained stable at 67% at the end of the first quarter of 2006. Coverage of total non-performing loans and total impaired loans improved in the Private Banking segment, but declined in the Investment Banking segment.

The following table sets forth the gross loan exposure for the Group and its primary lending segments:
	Investment Banking		Private Banking		Credit Suisse Group

in CHF m	31.03.06	31.12.05	31.03.06	31.12.05	31.03.06	31.12.05

Consumer loans:
Mortgages	0	0	76,348	75,122	82,203	80,779
Loans collateralized by securities	0	0	17,094	17,203	17,097	17,207
Other	969	816	3,182	2,960	4,151	3,787

Consumer loans	969	816	96,624	95,285	103,451	101,773

Corporate loans:
Real estate	434	508	24,896	24,728	26,610	26,597
Commercial & industrial loans	19,592	16,204	40,504	37,747	61,888	55,295
Loans to financial institutions	18,344	16,979	543	615	21,189	19,794
Governments and public institutions	826	784	1,375	1,380	4,368	4,389

Corporate loans	39,196	34,475	67,318	64,470	114,055	106,075

Loans, gross	40,165	35,291	163,942	159,755	217,506	207,848

(Unearned income)/deferred expenses, net	(69)	(64)	104	118	44	64
Allowance for loan losses	(442)	(465)	(1,561)	(1,726)	(2,054)	(2,241)

Total loans, net	39,654	34,762	162,485	158,147	215,496	205,671

This disclosure presents the lending exposure of the Group from a risk management perspective. This presentation differs from other disclosures in this document.

The following table sets forth the impaired loan portfolio for the Group and its primary lending segments:
	Investment Banking		Private Banking		Credit Suisse Group

in CHF m	31.03.06	31.12.05	31.03.06	31.12.05	31.03.06	31.12.05

Non-performing loans	279	143	1,007	1,157	1,296	1,323
Non-interest earning loans	10	11	735	830	748	845

Total non-performing loans	289	154	1,742	1,987	2,044	2,168

Restructured loans	15	55	2	21	18	77
Potential problem loans	277	303	689	726	1,004	1,074

Total other impaired loans	292	358	691	747	1,022	1,151

Total impaired loans, gross	581	512	2,433	2,734	3,066	3,319

Valuation allowances as % of
Total non-performing loans	152.9%	301.9%	89.6%	86.9%	100.5%	103.4%
Total impaired loans	76.1%	90.8%	64.2%	63.1%	67.0%	67.5%

The following table sets forth the movements in the allowance for loan losses for the Group and its primary lending segments:
	Investment Banking			Private Banking			Credit Suisse Group

in CHF m	1Q2006	4Q2005	1Q2005	1Q2006	4Q2005	1Q2005	1Q2006	4Q2005	1Q2005

Balance beginning of period	465	418	536	1,726	1,976	2,435	2,241	2,445	3,038

New provisions	53	116	19	93	73	65	155	205	85
Releases of provisions	(100)	(111)	(41)	(98)	(93)	(81)	(204)	(214)	(125)

Net additions charged to income statement	(47)	5	(22)	(5)	(20)	(16)	(49)	(9)	(40)

Gross write-offs	(15)	(58)	(30)	(170)	(239)	(193)	(189)	(307)	(223)
Recoveries	34	81	14	8	6	9	42	86	23

Net write-offs	19	23	(16)	(162)	(233)	(184)	(147)	(221)	(200)

Allowances acquired/(deconsolidated) and provisions for interest	9	13	19	2	0	(2)	11	9	17
Foreign currency translation impact and other adjustments, net	(4)	6	32	0	3	6	(2)	17	36

Balance end of period	442	465	549	1,561	1,726	2,239	2,054	2,241	2,851

Provision for credit losses disclosed in the Credit Suisse Group unaudited condensed consolidated statements of income also includes provisions for lending-related exposure of CHF -11 million, CHF -18 million and CHF 4 million for 1Q2006, 4Q2005 and 1Q2005, respectively.

Condensed consolidated financial statements
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of income (unaudited)

in CHF m	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005

Interest and dividend income	12,555	11,560	8,808	9	43
Interest expense	(9,685)	(9,132)	(5,760)	6	68

Net interest income	2,870	2,428	3,048	18	(6)

Commissions and fees	4,271	4,096	3,237	4	32
Trading revenues	4,311	1,814	1,828	138	136
Realized gains/(losses) from investment securities, net	358	261	421	37	(15)
Insurance net premiums earned	8,204	4,478	7,596	83	8
Other revenues	1,765	1,061	767	66	130

Total noninterest revenues	18,909	11,710	13,849	61	37

Net revenues	21,779	14,138	16,897	54	29

Policyholder benefits, claims and dividends	9,372	4,786	7,984	96	17
Provision for credit losses	(60)	(27)	(36)	122	67

Total benefits, claims and credit losses	9,312	4,759	7,948	96	17

Insurance underwriting, acquisition and administration expenses	998	979	1,029	2	(3)
Banking compensation and benefits	4,472	3,982	3,296	12	36
Other expenses	2,211	2,729	1,791	(19)	23
Restructuring charges	5	3	0	67	–

Total operating expenses	7,686	7,693	6,116	0	26

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	4,781	1,686	2,833	184	69

Income tax expense	860	85	627	–	37
Minority interests	1,316	511	301	158	337

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	2,605	1,090	1,905	139	37

Income/(loss) from discontinued operations, net of tax	23	13	(9)	77	–
Extraordinary items, net of tax	(24)	0	0	–	–
Cumulative effect of accounting changes, net of tax	0	0	14	–	–

Net income	2,604	1,103	1,910	136	36

in CHF m	1Q2006	4Q2005	1Q2005

Basic earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	2.31	0.97	1.64
Income/(loss) from discontinued operations, net of tax	0.02	0.01	(0.01)
Extraordinary items, net of tax	(0.02)	0.00	0.00
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.01

Net income available for common shares	2.31	0.98	1.64

Diluted earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	2.21	0.94	1.63
Income/(loss) from discontinued operations, net of tax	0.02	0.01	(0.01)
Extraordinary items, net of tax	(0.02)	0.00	0.00
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.01

Net income available for common shares	2.21	0.95	1.63

Consolidated balance sheets (unaudited)
in CHF m	31.03.06	31.12.05	Change in % from 31.12.05

Assets
Cash and due from banks	34,789	27,577	26
Interest-bearing deposits with banks	6,722	6,143	9
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	344,475	352,281	(2)
Securities received as collateral	30,377	23,950	27
Trading assets (of which CHF 153,512 m and CHF 151,793 m encumbered)	460,847	435,250	6
Investment securities (of which CHF 2,371 m and CHF 2,456 m encumbered)	120,931	121,565	(1)
Other investments	28,474	20,736	37
Loans, net of allowance for loan losses of CHF 2,054 m and CHF 2,241 m	215,496	205,671	5
Premises and equipment	7,430	7,427	0
Goodwill	12,830	12,932	(1)
Other intangible assets	3,419	3,091	11
Assets held for separate accounts	13,544	11,875	14
Other assets (of which CHF 29,418 m and CHF 4,860 m encumbered)	154,287	110,554	40
Total assets	1,433,621	1,339,052	7

Liabilities and shareholders' equity
Deposits	383,361	364,238	5
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	302,780	309,803	(2)
Obligation to return securities received as collateral	30,377	23,950	27
Trading liabilities	219,523	194,225	13
Short-term borrowings (of which CHF 2,078 m reported at fair value as of March 31, 2006)	20,981	19,472	8
Provisions from the insurance business	155,713	148,414	5
Long-term debt (of which CHF 40,461 m reported at fair value as of March 31, 2006)	141,509	132,975	6
Liabilities held for separate accounts	13,544	11,875	14
Other liabilities	107,133	84,135	27
Minority interests	16,070	7,847	105

Total liabilities	1,390,991	1,296,934	7

Common shares	624	624	0
Additional paid-in capital	24,716	24,639	0
Retained earnings	27,248	24,584	11
Treasury shares, at cost	(7,349)	(5,823)	26
Accumulated other comprehensive income/(loss)	(2,609)	(1,906)	37

Total shareholders' equity	42,630	42,118	1

Total liabilities and shareholders' equity	1,433,621	1,339,052	7

Consolidated statements of changes in shareholders’ equity (unaudited)
3 months, in CHF m, except common shares outstanding	Common shares outstanding		Common shares	Additional paid-in capital	Retained earnings	Common shares in treasury at cost	Accumulated other com- prehensive income/(loss)	Total

Balance January 1, 2005	1,110,819,481		607	23,435	20,501	(4,547)	(3,723)	36,273

Net income					1,910			1,910
Other comprehensive income, net of tax							508	508
Issuance of common shares	171,374			4				4
Issuance of treasury shares	70,434,306			(9)		3,524		3,515
Repurchase of treasury shares	(81,276,612)					(4,066)		(4,066)
Share-based compensation	15,600,901			(558)		938		380
Balance March 31, 2005	1,115,749,450		607	22,872	22,411	(4,151)	(3,215)	38,524

Balance January 1, 2006	1,125,360,183	1)	624	24,639	24,584	(5,823)	(1,906)	42,118

Net income					2,604			2,604
Cumulative effect of accounting changes, net of tax					60			60
Other comprehensive income, net of tax							(703)	(703)
Issuance of treasury shares	63,044,115			(121)		4,607		4,486
Repurchase of treasury shares	(88,338,500)	2)				(6,395)		(6,395)
Share-based compensation	5,876,635			198		262		460

Balance March 31, 2006	1,105,942,433	3)	624	24,716	27,248	(7,349)	(2,609)	42,630

1) At par value CHF 0.50 each, fully paid, net of 122,391,983 treasury shares. In addition to the treasury shares, a maximum of 217,698,047 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.
2) Includes 7,947,800 shares repurchased in connection with Credit Suisse Group's share buyback program.
3) At par value CHF 0.50 each, fully paid, net of 141,809,733 treasury shares. In addition to the treasury shares, a maximum of 200,171,663 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Comprehensive income (unaudited)
in CHF m	1Q2006	4Q2005	1Q2005

Net income	2,604	1,103	1,910
Other comprehensive income/(loss)	(703)	75	508

Comprehensive income	1,901	1,178	2,418

Consolidated statements of cash flows (unaudited)
	3 months

in CHF m	2006	2005

Operating activities of continuing operations
Net income	2,604	1,910
(Income)/loss from discontinued operations, net of tax	(23)	9

Income from continuing operations	2,581	1,919

Adjustments to reconcile net income to net cash provided by/(used in) operating activities of continuing operations
Impairment, depreciation and amortization	305	330
Provision for credit losses	(60)	(36)
Deferred tax provision	230	170
Restructuring charges	5	0
Change in technical provisions from the insurance business	7,390	6,316
(Gain)/loss from investment securities	(358)	(421)
Share of net income from equity method investments	(44)	(125)
Cumulative effect of accounting changes, net of tax	0	(14)
Receivables from the insurance business	(208)	(1,630)
Payables from the insurance business	(2,591)	(1,111)
Trading assets and liabilities	2,294	14,619
Deferred policy acquisition costs	(299)	(261)
(Increase)/decrease in accrued interest, fees receivable and other assets	(27,514)	(19,956)
Increase/(decrease) in accrued expenses and other liabilities	6,177	(3,473)
Other, net	(972)	(483)

Total adjustments	(15,645)	(6,075)

Net cash provided by/(used in) operating activities of continuing operations	(13,064)	(4,156)

Investing activities of continuing operations
(Increase)/decrease in interest-bearing deposits with banks	(689)	175
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	5,901	488
Purchase of investment securities	(15,042)	(17,456)
Proceeds from sale of investment securities	11,586	11,045
Maturities of investment securities	3,066	5,645
Investments in subsidiaries and other investments	(31)	(261)
Proceeds from sale of other investments	756	241
(Increase)/decrease in loans	(10,910)	(8,051)
Proceeds from sales of loans	1,134	602
Capital expenditures for premises and equipment and other intangible assets	(545)	(175)
Proceeds from sale of premises and equipment and other intangible assets	1	265
Other, net	(19)	431

Net cash provided by/(used in) investing activities of continuing operations	(4,792)	(7,051)

Consolidated statements of cash flows – continued (unaudited)
	3 months

in CHF m	2006	2005

Financing activities of continuing operations
Increase/(decrease) in deposits	19,591	13,224
Increase/(decrease) in short-term borrowings	1,396	(2,269)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(5,599)	(685)
Issuances of long-term debt	27,976	9,749
Repayments of long-term debt	(17,487)	(7,525)
Issuances of common shares	0	4
Issuances of treasury shares	4,486	3,515
Repurchase of treasury shares	(6,395)	(4,066)
Dividends paid/capital repayments (including minority interests and trust preferred securities)	(16)	(15)
Other, net	772	28

Net cash provided by/(used in) financing activities of continuing operations	24,724	11,960

Effect of exchange rate changes on cash and due from banks	(6)	2,778

Discontinued operations
Net cash provided by/(used in) operating activities of discontinued operations	0	1
Net cash provided by/(used in) investing activities of discontinued operations	0	1
Net cash provided by/(used in) financing activities of discontinued operations	0	2
Proceeds from sale of stock by subsidiaries	350	0

Net increase/(decrease) in cash and due from banks	7,212	3,535

Cash and due from banks at beginning of period	27,577	25,648

Cash and due from banks at end of period	34,789	29,183

Supplemental disclosures of cash flow information (unaudited)
	3 months

in CHF m	2006	2005

Cash paid during the year for income taxes	646	557
Cash paid during the year for interest	9,498	5,500

Assets acquired and liabilities assumed in business acquisitions
Fair value of assets acquired	0	7

Assets and liabilities sold in business divestitures
Assets sold	864	0
Liabilities sold	514	0

Notes to the condensed consolidated financial statements – unaudited

Summary of significant accounting policies

Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2005, included in Credit Suisse Group’s Annual Report 2005. For a description of the Group’s significant accounting policies, see note 1 of the aforementioned consolidated financial statements.

Certain financial information, which is normally included in annual financial statements prepared in accordance with US GAAP but not required for interim reporting purposes has been condensed or omitted. Certain reclassifications have been made to the prior period’s financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the interim periods presented.

The results of operations for interim periods are not necessarily indicative of results for the entire year.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting pronouncements

EITF 04-5, FSP SOP 78-9-1 and EITF 96-16
In June 2005, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 provides a framework for evaluating whether a general partner or a group of general partners controls a limited partnership and therefore should consolidate it. EITF 04-5 states that the presumption of general partner control is overcome only when the limited partners have substantive “kick-out rights” or “participating rights.” These rights would allow a simple majority of the limited partners to dissolve or liquidate the partnership or otherwise remove the general partner “without cause” or effectively participate in significant decisions made in the ordinary course of the partnership business. EITF 04-5 was effective upon ratification for all newly formed limited partnerships and for existing limited partnership agreements that have been modified. This guidance was effective for the Group with respect to existing unmodified partnerships as of January 1, 2006.

As a result of the ratification of EITF 04-5, EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (EITF 96-16) was updated and FASB Staff Position (FSP) No. SOP 78-9-1, “Interaction of AICPA Statement of Position (SOP) 78-9 and EITF Issue No. 04-5” (FSP SOP 78-9-1) was issued. The amendments to EITF 96-16 were effective on a prospective basis upon issuance, whereas, similar to EITF 04-5, FSP SOP 78-9-1 was effective upon issuance for all new partnerships formed and for existing partnership agreements modified after June 29, 2005, and was effective for the Group with respect to existing unmodified partnerships as of January 1, 2006.

The changes to EITF 96-16 and the provisions of EITF 04-5 and FSP SOP 78-9-1 in effect during 2005 did not have a material impact on the Group’s financial condition, results of operations or cash flows. As of January 1, 2006, the Group increased its assets and liabilities by CHF 8.2 billion, primarily due to the consolidation of certain unmodified private equity partnerships which existed prior to June 29, 2005.

SFAS 123R
In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123R). SFAS 123R was effective for annual reporting periods beginning after June 15, 2005. The Group early adopted SFAS 123R as of January 1, 2005, applying the modified prospective method. The Group’s policy is to expense share-based awards over the requisite service period.

The most significant accounting implications of the adoption of SFAS 123R for the Group were as follows: (i) inclusion of forfeitures in the estimate of compensation expense determined at the grant date rather than as they occur. The Group recorded a cumulative adjustment of approximately CHF 14 million during the first quarter of 2005 to reverse the expense previously recognized on all outstanding unvested awards expected to be forfeited. For new grants after January 1, 2005, forfeitures have been included in the initial estimation of the compensation expense at the grant date; (ii) recognition of compensation cost for all outstanding unvested awards as of January 1, 2005, that were previously accounted for under APB 25 and for which no expense was previously recognized, based on the original grant-date fair value of each award over the remaining requisite service period of the respective award (the recognition of this expense was not material); and (iii) adoption of changes to the presentation of the statement of cash flows in accordance with the revised standard.

In a December 2005 speech, the US Securities and Exchange Commission (SEC) staff provided further guidance on SFAS 123R, relating to accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee’s eligibility for early retirement. The SEC staff noted that such share-based awards should generally be expensed over the period from the grant date to the date an employee becomes eligible for early retirement, rather than over the entire vesting, or stated service, period, unless the non-competition provision and other factors establish an in-substance requisite service period that extends beyond the early retirement date. As a result of the December 2005 guidance, and based on subsequent discussions with the SEC staff, the Group recorded in the fourth quarter of 2005 an incremental expense to reflect the full-year cost of its 2005 share-based awards. This incremental expense reflected the attribution of the total cost of these awards over the period from the grant date to the date the employee becomes eligible for early retirement rather than over the vesting period that ranged from three to five years.

The impact of the Group’s change in accounting was to increase fourth-quarter and full-year 2005 banking compensation and benefits by CHF 630 million, and to decrease fourth-quarter and full-year 2005 net income by CHF 421 million. This non-cash charge, recorded in the Corporate Center, represented the recognition of compensation expense for share-based awards granted in 2005 that otherwise would have been recorded in the segments, principally Investment Banking, generally over vesting periods of three to five years.

The share-based awards granted in March 2006 provide for early retirement eligibility no earlier than two years after the award grant date. These awards will be recorded as compensation expense in the Group’s operating segments over the period from the grant date of March 2006 to the date an employee becomes eligible for early retirement if earlier than the three to five year vesting period.

SFAS 154
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, ‘Accounting Changes’ (APB 20) and FASB Statement No. 3, ‘Reporting Accounting Changes in Interim Financial Statements (an Amendment of APB Opinion No. 28, ‘Interim Financial Reporting’)’” (SFAS 154). SFAS 154 requires retrospective application, unless impracticable, to prior periods’ financial statements for voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual circumstances in which the pronouncement does not include specific transition provisions. This statement also requires that a change in depreciation, amortization or depletion method for long-lived, non-financial assets should be accounted for as a change in accounting estimate effected by a change in accounting principle (i.e., as a retrospective application). The guidance for reporting the correction of an error in previously issued financial statements and the change of an accounting estimate does not change from APB 20. SFAS 154 was effective for the Group as of January 1, 2006. The adoption of SFAS 154 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

SFAS 155
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (SFAS 155), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). Under SFAS 155, hybrid financial instruments which contain embedded derivatives that would otherwise require bifurcation may be accounted for at fair value, with changes in fair value recognized in the statement of income. The fair value designation may be applied on an instrument-by-instrument basis; however, the election to apply fair value accounting is irrevocable. SFAS 155 will be effective for those instruments acquired or issued on or after an entity’s fiscal year beginning after September 15, 2006, but early adoption is permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 155 allows limited retrospective application for existing bifurcated hybrid financial instruments. The Group elected to early adopt SFAS 155 as of January 1, 2006, and the impact of adoption was an increase to the Group’s consolidated retained earnings of CHF 33 million, which included gross gains after tax of CHF 119 million and gross losses after tax of CHF 86 million and a corresponding decrease to the Group’s consolidated liabilities of CHF 33 million as of January 1, 2006. Pre-tax income for the first quarter of 2006 increased CHF 92 million as a result of this change in accounting policy.

SFAS 156
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (SFAS 156), which amended SFAS 140. SFAS 156 requires that all separately recognized servicing rights after the effective date be initially measured at fair value and permits separately recognized servicing rights to be accounted for at fair value in subsequent periods, with changes in fair value recognized in the statement of income. SFAS 156 permits an irrevocable election to apply fair value accounting for classes of servicing rights based on the different valuation and risk characteristics of the underlying assets and the way the economic risks are managed. SFAS 156 will be effective on a prospective basis for fiscal years beginning after September 15, 2006, however early adoption is permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 156 allows limited retrospective application for existing separately recognized servicing rights. The Group elected to early adopt SFAS 156 as of January 1, 2006. The adoption of SFAS 156 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

FSP FTB 85-4-1
In March 2006, the FASB issued FSP No. FTB 85-4-1, “Accounting for Life Settlement Contracts by Investors” (FSP FTB 85-4-1). FSP FTB 85-4-1 provides a contract-by-contract election to account for life settlement contracts on either a fair value basis, with changes in fair value recognized in the statement of income, or through use of the investment method. Under the investment method, the initial investment and continuing costs are capitalized; no income is recognized until death of the insured party. The guidance of FSP FTB 85-4-1 will be effective for fiscal years beginning after June 15, 2006, and will permit early adoption; however, upon adoption, limited retrospective application of the measurement guidance is required. The Group elected to early adopt FSP FTB 85-4-1 as of January 1, 2006, and the impact of adoption was an increase to the Group’s consolidated assets and retained earnings of CHF 27 million net of tax.

Standards to be adopted in future periods

SOP 05-1
In September 2005, the AICPA issued SOP 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts” (SOP 05-1). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (SFAS 97). SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract. Modifications that result from the election by the contract holder that were within the original contract are not internal replacements subject to SOP 05-1. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Group is currently evaluating the impact of adopting SOP 05-1.

FSP FIN 46(R)-6
In April 2006, the FASB issued FSP No. FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (FSP FIN 46(R)-6). FSP FIN 46(R)-6 provides guidance regarding how contracts or arrangements that create or reduce variability should be considered when determining whether entities qualify as variable interest entities (VIEs) and when assessing the need for consolidation of VIEs. FSP FIN 46(R)-6 requires that evaluations of the variability created or absorbed in an entity from its contracts or arrangements be based on an analysis of the entity’s design. In evaluating the design of an entity, an analysis must be performed as to the potential risks to which the entity is exposed as well as the risks that the entity was designed to create and pass along to its interest holders based on the purpose for which the entity was formed. The guidance of FSP FIN 46(R)-6 must be applied on a prospective basis in reporting periods beginning after June 15, 2006, but need not be applied to existing entities unless a reconsideration event occurs. The Group is currently evaluating the impact of adopting FSP FIN 46(R)-6.

Segment reporting

Net revenues
in CHF m	1Q2006	4Q2005	1Q2005

Investment Banking	5,757	3,735	3,994
Private Banking	3,110	2,716	2,539
Asset Management	756	757	614
Winterthur	10,915	6,381	9,485
Corporate Center 1)	1,241	549	265

Credit Suisse Group	21,779	14,138	16,897

1) Includes minority interest revenues of CHF 1,284 million, CHF 554 million and CHF 275 million in 1Q2006, 4Q2005 and 1Q2005, respectively, from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues.

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes
in CHF m	1Q2006	4Q2005	1Q2005

Investment Banking	1,564	286	932
Private Banking	1,308	1,026	974
Asset Management	234	241	208
Winterthur	505	482	418
Corporate Center 1)	1,170	(349)	301

Credit Suisse Group	4,781	1,686	2,833

1) Includes minority interest income of CHF 1,275 million, CHF 539 million and CHF 272 million in 1Q2006, 4Q2005 and 1Q2005, respectively, from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such income.

Total assets
in CHF m	31.03.06	31.12.05

Investment Banking	1,035,601	957,513
Private Banking	313,463	298,117
Asset Management	21,319	21,572
Winterthur	182,955	178,722
Corporate Center	(119,717)	(116,872)

Credit Suisse Group	1,433,621	1,339,052

Interest and dividend income and interest expense
The following table sets forth the details of interest and dividend income and interest expense:
in CHF m	1Q2006	4Q2005	1Q2005

Interest income on loans	1,889	1,836	1,568
Interest income on investment securities	1,001	1,002	921
Dividend income from investment securities	72	52	44
Interest and dividend income on trading assets	4,150	3,713	3,261
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	4,345	3,955	2,448
Other	1,098	1,002	566

Total interest and dividend income	12,555	11,560	8,808

Interest expense on deposits	(2,643)	(2,414)	(1,375)
Interest expense on short-term borrowings	(120)	(104)	(115)
Interest expense on trading liabilities	(1,424)	(1,268)	(1,143)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(4,065)	(3,811)	(2,119)
Interest expense on long-term debt	(1,104)	(1,194)	(841)
Other	(329)	(341)	(167)

Total interest expense	(9,685)	(9,132)	(5,760)

Net interest income	2,870	2,428	3,048

Trading activities
The following table sets forth the details of trading-related revenues:
in CHF m	1Q2006	4Q2005	1Q2005

Interest rate products	1,036	578	884
Equity/index-related products	2,459	848	632
Foreign exchange products	618	347	362
Other	198	41	(50)

Trading revenues	4,311	1,814	1,828

Interest and dividend income on trading assets	4,150	3,713	3,261
Interest expense on trading liabilities	(1,424)	(1,268)	(1,143)

Trading interest income, net	2,726	2,445	2,118

Total trading-related revenues	7,037	4,259	3,946

The following table sets forth the details of trading assets and liabilities:
in CHF m	31.03.06	31.12.05

Trading assets
Debt securities	210,046	198,815
Equity securities 1)	171,358	156,559
Derivative instruments	54,628	55,192
Other	24,815	24,684

Total trading assets	460,847	435,250

Trading liabilities
Short positions	157,891	137,618
Derivative instruments	61,632	56,607

Total trading liabilities	219,523	194,225

1) Includes convertible bonds.

Commissions and fees
The following table sets forth the details of commissions and fees:
in CHF m	1Q2006	4Q2005	1Q2005

Commissions from lending business	329	284	187

Investment and portfolio management fees	1,261	1,212	1,124
Commissions for other securities business	60	24	43

Commissions and fees from fiduciary activities	1,321	1,236	1,167

Underwriting fees	601	781	517
Brokerage fees	1,432	1,004	904

Commissions, brokerage securities underwriting and other securities activities	2,033	1,785	1,421

Fees for other customer services	588	791	462

Commissions and fees	4,271	4,096	3,237

Loans
The following table sets forth details of the domestic (Switzerland) and foreign loan portfolio:
in CHF m	31.03.06	31.12.05

Banks	1,926	1,801
Commercial	45,889	43,972
Consumer	83,338	81,388
Public authorities	3,610	3,481
Lease financings	2,995	2,979

Switzerland	137,758	133,621

Banks	8,187	8,555
Commercial	51,996	46,110
Consumer	18,433	18,398
Public authorities	997	1,026
Lease financings	135	138

Foreign	79,748	74,227

Loans, gross	217,506	207,848

Deferred expenses, net	44	64
Allowance for loan losses	(2,054)	(2,241)

Total loans, net	215,496	205,671

As of March 31, 2006, the Group held CHF 21.1 billion in restricted loans, which represented collateral on secured borrowings. These loans are reported in Other assets and the related obligations are recorded in Other liabilities .

The following table sets forth the movements in the allowance for loan losses:
in CHF m	1Q2006	4Q2005	1Q2005

Balance beginning of period	2,241	2,445	3,038

New provisions	155	205	85
Releases of provisions	(204)	(214)	(125)

Net additions charged to income statement	(49)	(9)	(40)

Gross write-offs	(189)	(307)	(223)
Recoveries	42	86	23

Net write-offs	(147)	(221)	(200)

Provisions for interest	11	9	17
Foreign currency translation impact and other adjustments, net	(2)	17	36

Balance end of period	2,054	2,241	2,851

Provision for credit losses disclosed in the income statement also includes provisions for lending-related exposure.

The following table sets forth details of impaired loans, with or without a specific allowance. Loans are considered impaired when it is considered probable that the Group will not collect all amounts due under the loan terms.
in CHF m	31.03.06	31.12.05

With a specific allowance	2,493	2,803
Without a specific allowance	573	516

Total impaired loans, gross	3,066	3,319

Specific allowance for impaired loans 1)	1,669	1,847
1) Included in the allowances for loan losses.

Life settlement contracts
The following table sets forth the expected realization dates for life settlement contracts held by the Group as of March 31, 2006:
	within 1 year	within 1-2 years	within 2-3 years	within 3-4 years	within 4-5 years	Thereafter	Total

Contracts accounted for under the fair value method
Number of contracts	309	177	218	163	151	2,855	3,873
Carrying value, in CHF m	15	8	12	8	10	245	298
Face value, in CHF m	15	9	14	9	17	951	1,015

Contracts accounted for under the investment method
Number of contracts	–	–	–	–	1	129	130
Carrying value, in CHF m	–	–	–	–	1	157	158
Face value, in CHF m	–	–	–	–	6	1,232	1,238

The following table sets forth the life insurance premiums anticipated to be paid for those contracts accounted for under the investment method by the Group as of March 31, 2006, for each of the next five years:
in CHF m	within 1 year	within 1-2 years	within 2-3 years	within 3-4 years	within 4-5 years

Anticipated life insurance premium payments	12	63	63	63	63

Central to the calculation of fair value for life settlement contracts is the estimation of mortality rates. Individual mortality rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are calculated based on data obtained from third party life expectancy providers, which examine each insured individual’s medical conditions, family history, and other factors to arrive at a life expectancy estimate.

Restructuring liabilities

The following table sets forth the movements of restructuring liabilities:
	2006			2005

in CHF m	Personnel	Other	Total	Personnel	Other	Total

Balance January 1	14	6	20	27	22	49
Net additions charged to income statement	0	5	5	0	0	0
Write-offs/recoveries, net 1)	(5)	(5)	(10)	(11)	(7)	(18)
Transfers, foreign exchange	0	0	0	0	1	1

Balance March 31	9	6	15	16	16	32

1) Includes cash paid or otherwise settled.

Accumulated other comprehensive income
The following table sets forth the movements of accumulated other comprehensive income, net of tax:
in CHF m	Gains/(losses) cash flow hedge	Cumulative translation adjustment	Unrealized gains/ (losses) on securities	1)	Minimum pension liability adjustment	Accumulated other com- prehensive income/(loss)

Balance January 1, 2005	27	(3,998)	1,068		(820)	(3,723)
Increase/(decrease)	(7)	640	22		0	655
Reclassification adjustments, included in net profit	(9)	0	(138)		0	(147)

Balance March 31, 2005	11	(3,358)	952		(820)	(3,215)

Balance January 1, 2006	77	(2,497)	1,156		(642)	(1,906)
Increase/(decrease)	(109)	(15)	(529)		0	(653)
Reclassification adjustments, included in net profit	0	(28)	(22)		0	(50)

Balance March 31, 2006	(32)	(2,540)	605		(642)	(2,609)

1) Presented net of shadow adjustments.

Earnings per share
The following table sets forth details of the calculation of earnings per share:
in CHF m	1Q2006	4Q2005	1Q2005

Income from continuing operations before cumulative effect of accounting changes	2,605	1,090	1,905
Income/(loss) from discontinued operations, net of tax	23	13	(9)
Extraordinary items, net of tax	(24)	0	0
Cumulative effect of accounting changes, net of tax	0	0	14

Net income – as reported	2,604	1,103	1,910

Net income available for common shares for basic EPS 1)	2,604	1,073	1,864

Net income available for common shares for diluted EPS 2)	2,604	1,120	1,948

Weighted-average common shares outstanding for basic EPS, in m	1,128.0	1,090.2	1,134.9
Effect of dilutive securities
Convertible securities	0.0	30.7	40.4
Share options and warrants	17.7	13.5	8.2
Share awards	33.5	48.5	14.4

Adjusted weighted-average common shares for diluted EPS 3)	1,179.2	1,182.9	1,197.9

Basic earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	2.31	0.97	1.64
Income/(loss) from discontinued operations, net of tax	0.02	0.01	(0.01)
Extraordinary items, net of tax	(0.02)	0.00	0.00
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.01

Net income available for common shares	2.31	0.98	1.64

Diluted earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	2.21	0.94	1.63
Income/(loss) from discontinued operations, net of tax	0.02	0.01	(0.01)
Extraordinary items, net of tax	(0.02)	0.00	0.00
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.01

Net income available for common shares	2.21	0.95	1.63

1) The allocation of undistributed income related to the mandatory convertible securities is a reduction to the net income available to common shareholders for the purposes of the basic earnings per share calculation.
2) Under the if-converted method for calculating diluted earnings per share, the interest on the mandatory convertible securities is included when the effect is dilutive.
3) Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the EPS-calculation above), but could potentially dilute earnings per share in the future were 32.5 million, 51.3 million and 53.5 million for 1Q2006, 4Q2005 and 1Q2005, respectively.

Pension
The following table sets forth details of the net periodic pension cost for the Swiss and international defined benefit pension and other post-retirement defined benefit plans:
in CHF m	1Q2006	4Q2005	1Q2005

Service costs on benefit obligation	107	104	100
Interest costs on benefit obligation	173	184	184
Expected return on plan assets	(227)	(223)	(224)
Amortization of
Prior service cost	9	9	10
Unrecognized (gains)/losses	36	17	13

Net periodic pension costs	98	91	83

Curtailment (gains)/losses	(8)	1	(1)
Termination losses	2	3	6

Total pension costs	92	95	88

Credit Suisse Group previously disclosed in its financial statements for the year ended December 31, 2005, that it expected to contribute CHF 508 million to the pension plans in 2006. As of March 31, 2006, CHF 189 million of contributions have been made.

Guarantees and commitments

Guarantees

The following tables set forth details of contingent liabilities associated with guarantees:
As of March 31, 2006, in CHF m	Total gross amount	Total net amount	1)	Carrying value	Collateral received

Credit guarantees and similar instruments	9,701	7,994		13	3,919
Performance guarantees and similar instruments	10,652	9,724		211	3,658
Securities lending indemnifications	37,720	37,720		0	37,720
Derivatives	492,295	492,295		3,090	1,590
Other guarantees 2)	3,999	3,999		23	1,518

Total guarantees	554,367	551,732		3,337	48,405

As of December 31, 2005, in CHF m	Total gross amount	Total net amount	1)	Carrying value	Collateral received

Credit guarantees and similar instruments	9,976	7,616		11	3,484
Performance guarantees and similar instruments	8,275	7,425		233	3,737
Securities lending indemnifications	35,456	35,456		0	35,456
Derivatives	437,399	437,399		4,238	1,612
Other guarantees 2)	3,552	3,552		25	1,691

Total guarantees	494,658	491,448		4,507	45,980

1) Total net amount equals gross amount less any participations.
2) Contingent considerations in business combinations, residual value guarantees and other indemnifications.

Guarantees provided by the Group are broadly classified as follows: Credit guarantees, Performance guarantees and similar instruments, Securities lending indemnifications, Derivatives and Other guarantees. Readers are referred to note 34 “Guarantees and commitments” in the Credit Suisse Group Annual Report 2005 for a detailed description of guarantees.

Effective January 1, 2006, all deposit-taking banks in Switzerland are required to ensure the payout of privileged deposits up to a total amount of CHF 4 billion in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to the total privileged deposits. Currently, the regulator estimates the maximum payout amount for the Group to be CHF 588 million, which is reflected in Other guarantees in the table above. The Group believes that the likelihood of having to pay under this agreement is remote.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.

Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g., relating to litigation, tax, intellectual property matters and adequacy of claims reserves) from the acquirer to the seller. The Group closely monitors all such contractual agreements to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

The Group has certain agreements, including retrocession agreements, with XL Insurance (Bermuda) Limited (XL), which could result in payments to XL. Furthermore, in the fourth quarter of 2004 and the second and third quarters of 2005, XL submitted details of its claims relating to alleged breaches of warranties in connection with the 2001 sale of Winterthur International. With the assistance of outside counsel, the Group continues to evaluate these claims and, on the basis of facts known, believes that the currently recorded provisions for these matters are adequate to cover the contingencies related to this litigation and any other agreements with XL.

The Group believes, based on currently available information and advice of outside counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Group's financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

The Group entered into a profit and loss sharing agreement with the purchaser of Churchill Insurance Group plc (Churchill). In accordance with the terms of this agreement, the Group is required to reimburse the purchaser for a proportion of any losses in one line of business. Profits in this one line of business are shared under similar terms. The amount payable or receivable under the provisions of the Churchill profit and loss sharing agreement is determined based primarily on actuarial valuations, which are updated and settled quarterly, with an independent actuarial valuation of the provisions being performed regularly as agreed by the Group and the purchaser. This process will continue until both parties agree to cease the regular reviews but might continue for more than five years.

Furthermore, the Group has a continuing involvement in disposed businesses through reinsurance agreements, which could continue for more than five years.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

The following table sets forth details of other commitments:
As of March 31, 2006, in CHF m	Total gross amount	Total net amount	1)	Collateral received

Irrevocable commitments under documentary credits	4,911	4,623		2,405
Loan commitments	205,465	205,155		132,126
Forward reverse repurchase agreements	21,929	21,929		21,929
Other	5,533	5,533		576

Total other commitments	237,838	237,240		157,036

As of December 31, 2005, in CHF m	Total gross amount	Total net amount	1)	Collateral received

Irrevocable commitments under documentary credits	5,345	5,042		2,761
Loan commitments	199,825	199,555		126,385
Forward reverse repurchase agreements	15,472	15,472		15,472
Other	4,360	4,360		582

Total other commitments	225,002	224,429		145,200

1) Total net amount equals gross amount less any participations.

Other commitments of the Group are broadly classified as follows: Irrevocable commitments under documentary credits, Loan commitments, Forward reverse repurchase agreements and Other commitments. Readers are referred to note 34 “Guarantees and commitments” of the Credit Suisse Group Annual Report 2005 for a detailed description of other off-balance sheet commitments.

Variable interest entities

FIN 46R “Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51”, requires the Group to consolidate all variable interest entities (VIEs) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. The Group consolidates all VIEs for which it is the primary beneficiary.

As a normal part of its business, the Group engages in transactions with entities that are considered VIEs. These transactions include selling or purchasing assets, acting as a counterparty in derivatives transactions and providing liquidity, credit or other support. Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investment opportunities, and as part of these activities, the Group may retain interests in VIEs. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

The Group’s involvement with VIEs may be broadly grouped into three primary categories: Collateralized debt obligations (CDOs), Commercial paper conduits and Financial intermediation. Further details are available in notes 1, 2 and 36 of Credit Suisse Group’s Annual Report 2005 regarding the Group’s policy on consolidation of VIEs and the nature of the Group’s involvement with these entities.

The following table sets forth the total assets by category related to non-consolidated VIEs:
	Carrying value of VIEs' total assets

in CHF m	31.03.06	31.12.05

Collateralized debt obligations	20,549	20,515
Commercial paper conduits	8,606	8,528
Financial intermediation	98,806	78,909

Total	127,961	107,952

The following table sets forth the total assets by category related to VIEs consolidated as a result of the Group being the primary beneficiary:
	VIEs' total assets

in CHF m	31.03.06	31.12.05

Collateralized debt obligations	3,911	3,365
Commercial paper conduits	1	1
Financial intermediation	15,864	14,032

Total assets consolidated pursuant to FIN 46R	19,776	17,398

Collateralized debt obligations
As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization.

The Group has consolidated all CDO VIEs for which it is the primary beneficiary resulting in the inclusion by the Group of approximately CHF 3.9 billion and CHF 3.4 billion of assets and liabilities of these VIEs as of March 31, 2006 and December 31, 2005, respectively. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Group’s maximum loss exposure is equal to the carrying value of these retained interests, which are reported as trading assets and carried at fair value and totaled CHF 0.7 billion and CHF 1.0 billion as of March 31, 2006 and December 31, 2005, respectively.

Commercial paper conduits
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for several commercial paper conduit vehicles (CP conduits). The Group does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits.

The Group’s commitments to CP conduits consist of obligations under liquidity and credit enhancement agreements.

As of March 31, 2006 and December 31, 2005, the Group’s maximum loss exposure to non-consolidated CP conduits was CHF 13.9 billion, which consisted of CHF 8.4 billion of funded assets and the CP conduits’ commitments to purchase CHF 5.5 billion of additional assets. As of December 31, 2005, the Group’s maximum loss exposure was CHF 14.2 billion.

The Group believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduits, after giving effect to related asset-specific credit enhancements primarily provided by the clients, must be classified as investment grade when acquired by the CP conduits.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The investors typically retain the risk of loss on such transactions but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk.

As a financial intermediary, the Group may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Group also owns securities issued by the VIEs structured to provide clients with investment opportunities, for market-making purposes and as investments. The Group’s maximum loss exposure to VIEs related to financial intermediation activities was CHF 14.4 billion and CHF 12.8 billion as of March 31, 2006 and December 31, 2005, respectively, which represents the notional amount of any guarantees and the fair value of all other interests held. Further, the Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including hedging strategies and the risk of loss that is retained by investors.

Litigation

The Group has provided reserves for litigation, claims and proceedings in accordance with SFAS No. 5, “Accounting for Contingencies.” The Group recorded in the second quarter of 2005 a CHF 960 million (USD 750 million) charge before tax, CHF 624 million after tax, in Investment Banking, to increase the reserve for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation. The charge was in addition to the reserve for these private litigation matters of CHF 702 million (USD 450 million) before tax originally established in 2002 and brings the total reserve for these private litigation matters as of March 31, 2006, to CHF 1.4 billion (USD 1.1 billion) after deductions for settlements that have since taken place.

The Group is involved in a number of other judicial, regulatory and arbitration proceedings concerning the matters arising in connection with the conduct of its businesses. These actions have been brought on behalf of various classes of claimants and, unless specified, seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, are not likely to have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

It is inherently difficult to predict the outcome of many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters and records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.

Subsequent events

In April 2006, the Group and certain of its subsidiaries reached an agreement with a number of professional liability insurers to resolve insurance obligations relating to certain litigation and related costs involving the Investment Banking segment. This agreement provides for the Group to receive in the second quarter of 2006 up to CHF 392 million (USD 300 million). The Group expects to reflect any amounts received in the second quarter of 2006 as a reduction in Investment Banking’s operating expenses.

Information for investors
Ticker symbols / Stock exchange listings
	Bloomberg	Reuters	Telekurs

SWX Swiss Exchange/virt-x	CSGN VX	CSGN.VX	CSGN,380
New York Stock Exchange (ADS) 1)	CSR US	CSR.N	CSR,065

	CSG share	ADS

Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number		225 401 108

1) One ADS represents one registered share.

Credit Suisse Group’s ordinary shares are registered shares with a par value of CHF 0.50 per share and are listed on the Swiss Exchange/virt-x. In addition, Credit Suisse Group has a sponsored level II American Depositary Shares (ADS) program listed on the New York Stock Exchange for which Deutsche Bank Trust Company Americas acts as depositary. Each ADS represents one registered share of the Group.

Further information about historic share prices and other share-related statistics can be found within the Credit Suisse Group financial highlights section of this document and at www.credit-suisse.com/investors.

Ratings
		Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group	Short term	–	A-1	F1+
	Long term	Aa3	A	AA-
	Outlook	Stable	Positive	Stable
Credit Suisse	Short term	P-1	A-1	F1+
	Long term	Aa3	A+	AA-
	Outlook	Stable	Positive	Stable
Winterthur	Insurer financial strength	A1	A-	A+
	Outlook	Negative	Stable	Stable

Foreign currency translation rates
The following table sets forth principal Swiss franc foreign exchange rates:
	Average rate			Closing rate

in CHF	1Q2006	4Q2005	1Q2005	31.03.06	31.12.05

1 USD	1.30	1.30	1.17	1.3069	1.3137
1 EUR	1.56	1.55	1.55	1.5815	1.5572
1 GBP	2.28	2.28	2.23	2.2668	2.2692
100 JPY	1.11	1.12	1.12	1.1076	1.1190

Cautionary statement regarding forward-looking information
This Quarterly Report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to implement procedures properly; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brand; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Credit Suisse Group Paradeplatz 8 8070 Zurich Switzerland Tel. +41 44 212 16 16 Fax +41 44 333 25 87 www.credit-suisse.com

5520124 English

Credit Suisse Group
 Quarterly Results 2006/Q1

Disclaimer

Cautionary statement regarding forward-looking information

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in
"Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the US Securities and Exchange
Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

Credit Suisse Group financial highlights

In CHF m, except where indicated

Return on equity - Group                                                                          24.4%        11.2%                      20.6%

Return on equity - Banking                                                                             27.4%1      10.8%                      22.9%

Return on equity - Insurance                                                                    15.0%1       11.4%            12.0%

Cost/income ratio - Banking                                                            68.4%         78.9%                     70.9%

Net new assets in CHF bn                                                                              31.1              7.8                          15.4

           1Q                                  06                                                               1Q06                       4Q05          1Q05

1)    Excluding minority interest income relating to consolidated entities in which the Group does not have a significant economic interest in such income  of CHF 1,275 m, CHF 272 m, CHF 539 m in 1Q06, 1Q05 and 4Q05, respectively

1Q06

Change
in % from
4Q05

Change
in % from
1Q05

Pre-tax income 1)                                                                                                              3,506             206%                              37%

Net income             3,506                                                                                                       2,604         136%                       36%

Basic earnings per share in CHF                                                           2.311       136%                              41%

Positive earning trends in all segments

Pre-tax income

1,564

932

1,308

974

234

208

505

418

CHF m

68%

34%

13%

21%

Investment Banking benefited from a high level of client
activity in a favorable market environment

Net revenues and pre-tax income at
record level, reflecting strong
performance in all key business areas

Continued progress in delivering a
focused franchise

Reduced compensation/revenue ratio in
line with commitment to reduce cost
ratios over time

Pre-tax income margin of 27.2% and
return on average ERC of 42.0%

Named “Best Investment Bank in
Latin America” by Latin Finance

Highlights first quarter 2006

Fixed income trading delivered record revenues

Fixed income trading revenues

CHF m

Comments on 1Q06

1Q05

2Q05

3Q05

4Q05

1Q06

2,116

1,353

1,969

1,566

2,767

Generally favorable markets, with
narrowing credit spreads and a
substantially higher new issue
activity

Strong results in leveraged finance,
Latin America and global foreign
exchange positioning

Offset in part by lower results in
other emerging markets, ABS and
CMBS

77%

31%

Equity trading reflected higher revenues across all
major business areas amid strong markets

Equity trading revenues

CHF m

Comments on 1Q06

1Q05

2Q05

3Q05

4Q05

1Q06

1,066

912

1,341

1,021

2,077

Customer flow businesses in cash
and convertibles performed well
across all regions

Derivatives benefited from
increased deal flow and good
trading results

Prime services continued to perform
well with increased revenues

Solidified its top tier position in
prime brokerage according to the
Global Custodian Prime
Brokerage survey

103%

95%

Advisory taking steps to improve market share and
revenues

Advisory and other fees

CHF m

Comments on 1Q06

1Q05

2Q05

3Q05

4Q05

1Q06

Improved revenues vs. 1Q05 but
revenues down vs. 4Q05 due to
lower industry-wide transactions
and lower market share

Strengthening business with critical
hires in key industries and regions

225

369

433

333

448

(26)%

48%

Significant increases in underwriting fees

Underwriting revenues in CHF m

Comments on 1Q06

1Q05

2Q05

3Q05

4Q05

1Q06

271

411

408

456

68%

394

139

186

263

249

79%

343

Debt underwriting

Equity underwriting

16%

Debt underwriting up due to strength in
leveraged finance, ABS and investment
grade capital markets

Strong leveraged finance franchise with
continued shift to syndicated loan market

Market share position #3 in high-yield as
market recovered from recent lows

Equity underwriting up vs. 1Q05 due to
higher industry-wide activity and
improved market share

Equity underwriting down vs. 4Q05 due
to lower global industry-wide issuances

Market share position #3 in global IPOs

(27)%

Reduced compensation/revenue ratio in line with
commitment to reduce costs ratios over time

Operating expenses

CHF m

1Q05

2Q05

3Q05

4Q05

1Q06

3,081

3,502

3,462

4,248

                                                                                                                           2005             1Q06

Compensation/revenue ratio in %                                   55.5                           53.5

Cost/income ratio in %                                                     90.2 / 84.0 1)               73.8

Pre-tax income margin in %                          10.3 / 16.5 1)             27.2

Compensation increased with
higher revenues

Compensation/revenue ratio
two percentage points below
the full-year 2005 level

3,976

1) Excludes CHF 960 m charge in 2Q05 to increase
the reserve for certain private litigation matters

Compensation and benefits

Up 23% vs. 1Q05 reflecting
higher professional fees and
branding implementation costs

Down 12% vs. 4Q05 due to
lower professional fees and
expense provisions

Other expenses

Private Banking capitalized on strong client activity and
market momentum

Strong top-line growth driven
by commission revenues

Wealth Management registered higher
assets under management, net new
assets, brokerage and product issuing
volumes

Corporate & Retail Banking continued to
achieve strong pre-tax income

Highlights first quarter 2006

Private Banking with excellent results reflecting
significant growth in commissions and fees

Pre-tax income

CHF m

1Q05

2Q05

3Q05

4Q05

1Q06

974

929

1,037

1,026

1,308

  Pre-tax income margin in %

       38.4          36.8          38.2           37.8           42.1

1Q06 performance a result of strong
client activity in a favorable market
environment

Announced the merger of its
independent private banks* to create
a single independently-managed bank
named Clariden Leu

Annual synergy target of around
CHF 100 m from 2008

Merger effective from January 2007

34%

27%

Comments

* Clariden Bank, BGP Banca di Gestione Patrimoniale,
Bank Hofmann, Bank Leu and Credit Suisse Fides

3.0
2.5
2.0
1.5
1.0
0.5
0.0
117
110
114
109
125
130
120
110
100
90
80
70
60

CREDIT SUISSE
Slide 13

Wealth Management showed strong top-line growth

Revenues and gross margin

1Q05

2Q05

3Q05

4Q05

1Q06

2.2

Net revenues
in CHF bn
(left-hand scale)

Gross margin on
assets under
management in bp
(right-hand scale)

1.9

1.9

1.7

1.7

19%

31%

CHF bn

bp

                                                                                                  2005              1Q06

  Transaction-based margin                          40 bp             52 bp

  Asset-based margin                                  73 bp             73 bp

20
18
16
14
12
10
8
6
4
2
0
5.3
5.1
7.4
7.5
7.8
8
7
6
5
4
3
2
1
0

CREDIT SUISSE
Slide 14

Wealth Management registered strong net new asset
inflows

Net new assets and growth

1Q05

2Q05

3Q05

4Q05

1Q06

Net new assets in CHF bn (left-hand scale)

Net new asset growth in % 1) (right-hand scale)

693.3

14.5

25.9

733.7

Assets under management

31.12.2005

Net new
assets

Market and
FX related
movements

31.03.2006

14.5

5.8%

CHF bn

%1)

6.8

11.1

8.1

16.8

1) Rolling 4 quarter average

CHF bn

Wealth Management expands pre-tax margin

CHF m

Operating expenses

Higher performance-related
compensation accruals in line
with strong quarterly results

Compensation and benefits

Investments in new
Credit Suisse brand

Higher commission expenses

Other expenses

1Q05

2Q05

3Q05

4Q05

1Q06

1,059

1,139

1,163

1,264

1,078

  Pre-tax income margin in %

       37.7                                35.2                          38.7                            37.6                            43.2

Overall expenses

Investments in international
expansion

Corporate & Retail Banking achieves continued strong
pre-tax income

Pre-tax income

CHF m

1Q05

2Q05

3Q05

4Q05

1Q06

331

336

316

322

345

 Pre-tax income margin in %

      39.6                    40.2                     37.1                    38.0                 39.1

 Pre-tax return on average ERC in %

      41.8                    42.6                    40.0                      42.4                   48.4

Strong revenue development of
6% while operating expenses
only increased by 4% compared
to first quarter 2005

Continued releases of provisions
for credit losses but at a lower
level

4%

7%

Comments on 1Q06

Asset Management shows good results while focusing
on further strengthening its business model

Growing commission and fee income
and strong private equity gains

Operating expenses increased due to
commission expenses, business
realignment and branding
implementation costs

Several initiatives launched to turn
around unprofitable businesses and
reduce overall cost base

Growth strategy in Asia continues
through Joint Venture with Woori
Asset Management in South Korea

Highlights first quarter 2006

Revenues have improved substantially and are well
above the 2005 quarterly average

1Q05

2Q05

3Q05

4Q05

1Q06

614

782

648

757

756

85

266

139

208

206

529

516

509

549

550

Sustained high contribution
from private equity gains

2005 levels considered to be
at the high-end of PE cycle

Private Equity (PE) gains

Net revenues before PE gains

Adversely impacted by
charges in relation to fair
value adjustment on interest
rate derivatives

CHF m

Revenues

                                                                                                                           2005             1Q06

  Gross margin on
  assets under management in bp                                   54.5              49.8

Gross margin affected by
inclusion of more than
CHF 40 bn in low margin
money market funds in 4Q05

Asset Management operating expenses increased due
to higher commissions and development costs

CHF m

Operating expenses

Increase vs. 1Q05 in line
with revenue growth

Slight increase vs. 4Q05
which showed comparable
revenues

Compensation and benefits

Up CHF 78 m vs. 1Q05 due to

commission expenses

development costs for the
realignment of the business

marketing costs

Other expenses

1Q05

2Q05

3Q05

4Q05

1Q06

406

448

516

520

425

  Pre-tax income margin in %

      33.9                                   45.7                          30.9                             31.8                          31.0

20
18
16
14
12
10
8
6
4
2
0
10
9
8
7
6
5
4
3
2
1
0
0.8
2.7
3.7
4.2
6.8

CREDIT SUISSE
Slide 20

Good net new asset inflows, benefited from reinvestment
of outflows recorded in the fourth quarter

Net new assets and growth

1Q05

2Q05

3Q05

4Q05

1Q06

Net new assets in CHF bn (left-hand scale)

Net new asset growth 1) in % (right-hand scale)

589.4

17.0

13.2

619.6 2)

Assets under management

CHF bn

5.1%

CHF bn

%1)

1) Rolling 4 quarter average

3.9

11.4

5.1

(0.8)

17.0

31.12.2005

Net new
assets

Market and
FX related
movements

31.03.2006

2) Including assets managed on behalf of other banking segments

Winterthur showed strong operating performance and
business volume growth

Highlights first quarter 2006

Pre-tax income up 21% as a result of
continued operating improvement

Return on equity at 15%

Shareholders’ equity decreased slightly
to CHF 9.4 bn due to lower unrealized
gains on investment securities

Year-end 2005 EU solvency ratio at
229% (vs. 192% at year-end 2004)

Continued operating improvement

1Q05

1Q06

417

505

1Q05

1Q06

275

315

1Q05

1Q06

272

299

Life & Pensions business

Non-Life business

Winterthur

Reduction of expense ratio for Life & Pensions and of combined ratio for Non-
Life showed technical improvement

Further optimizing business portfolio, while strengthening operating platforms

Announced sale of part of Swiss health business, restructuring administration functions and strengthening of sales force in Switzerland

21%

15%

10%

CHF m

Pre-tax income

Strong top-line growth

1Q05

1Q06

11.5

12.7

1Q05

1Q06

6.9

8.2

1Q05

1Q06

4.5

4.5

Life & Pensions business

Non-Life business

Winterthur

Life & Pensions: Strong growth in traditional and unit-linked business

Traditional premium volume growth driven by Group Life Switzerland

Unit-linked growth in UK, Asia and Central and Eastern Europe

Non-Life: Focus on profitable growth and selective underwriting

Growth in Switzerland and Spain offset by reduction in Germany

11%

13%

0%

39%

Gross
premiums

Deposit
business

18%

CHF bn

Total business volume

Improved technical performance

1Q05

1Q06

5.8%

4.2%

1Q05

1Q06

96.7%

27.9

1Q05

1Q06

5.3

4.8

Combined ratio

Non-Life business

Investment return

Winterthur

Expense ratio

Life & Pensions business

Continued strict cost management and underwriting discipline

Generally favorable claims development

Lower realizations and lower current investment income

93.5%

27.6

65.6

69.1

Claims
ratio

Expense

ratio

Net current
investment return

Realized
gains/(losses)

215

238

240

233

in CHF bn

12.1

10.9

11.1

11.3

BIS tier 1 ratio in %

10.8

248

Credit Suisse Group’s capital position

Repurchased 7.9 m shares worth
CHF 580 m during the quarter

Cancelled 34 m shares following the
approval at the shareholder meeting on
April 28, 2006

Risk-weighted assets increased,
reflecting commercial and private
lending and securitization activities

Tier 1 capital increased slightly with
the quarterly profit offset by the share
repurchase, dividend accruals and
certain unrealized gains not qualifying
for capital adequacy purposes

2Q05

1Q05

3Q05

4Q05

1Q06

Risk-weighted assets

Comments

7%

1Q06

Credit Suisse Group’s key performance targets overview

   Mid-term
           targets

Pre-tax income margin                                                                            27.2%            > 20%

Pre-tax return on average ERC                                       42.0%            > 25%

Pre-tax income margin                                                        43.2%            > 40%

Net new asset annualized growth rate                       8.4%             > 6%

Investment Banking

Private
Banking

Asset Management

Wealth
Management

Corporate &
Retail Banking

Pre-tax income margin                                                                39.1%            > 35%

Pre-tax return on average ERC                                       48.4%            > 35%

Pre-tax income margin                                                                31.0%            > 35%

Credit Suisse Group
consolidated

BIS Tier 1 ratio                                                                                                 10.8%            ~ 10%

Return on equity                                                                                            24.4%            > 20%

Questions & Answers

Revised Segment Financial Results–Unaudited

Effective January 1, 2006, Credit Suisse Group realigned its organizational structure to its new strategic orientation, which is to focus on banking and hold its insurance business as a financial investment. As a result of this realignment, the Bank’s business consists of three reporting segments: Investment Banking, Private Banking and Asset Management. Revised segment financial information for the operating segments of the Bank for full year 2003, 2004 and 2005 and quarterly information for 2004, 2005 and the quarter ended March 31, 2006 reflecting the operational and management structure in place during 2006 is included in this document.

Consolidated income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Interest and dividend income	28'338	30'947	40'920	7'733	7'889	7'615	7'710	8'808	10'115	10'437	11'560	12'555
Interest expense	(16'637)	(19'007)	(29'336)	(4'663)	(4'536)	(4'848)	(4'960)	(5'760)	(6'820)	(7'624)	(9'132)	(9'685)

Net interest income	11'701	11'940	11'584	3'070	3'353	2'767	2'750	3'048	3'295	2'813	2'428	2'870

Commissions and fees	12'911	13'571	14'611	3'561	3'416	3'306	3'288	3'237	3'482	3'796	4'096	4'271
Trading revenues	3'528	4'560	7'508	1'515	712	933	1'400	1'828	914	2'952	1'814	4'311
Realized gains/(losses) from investment securities, net	1'527	1'143	1'488	525	194	127	297	421	436	370	261	358
Insurance net premiums earned	21'234	20'255	20'650	7'247	4'538	4'032	4'438	7'596	4'217	4'359	4'478	8'204
Other revenues	1'369	3'333	4'457	731	1'355	608	639	767	1'584	1'045	1'061	1'765

Total noninterest revenues	40'569	42'862	48'714	13'579	10'215	9'006	10'062	13'849	10'633	12'522	11'710	18'909

Net revenues	52'270	54'802	60'298	16'649	13'568	11'773	12'812	16'897	13'928	15'335	14'138	21'779

Policyholder benefits, claims and dividends	24'024	22'025	23'310	7'741	4'751	4'196	5'337	7'984	4'990	5'550	4'786	9'372
Provision for credit losses	600	78	(140)	34	133	38	(127)	(36)	(29)	(48)	(27)	(60)

Total benefits, claims and credit losses	24'624	22'103	23'170	7'775	4'884	4'234	5'210	7'948	4'961	5'502	4'759	9'312

Insurance underwriting, acquisition and administration expenses	4'397	4'075	4'277	1'024	1'083	1'013	955	1'029	1'008	1'261	979	998
Banking compensation and benefits	11'042	11'951	13'971	3'428	3'087	2'802	2'634	3'296	3'098	3'595	3'982	4'472
Other expenses	8'944	8'389	9'664	1'822	1'993	2'076	2'498	1'791	3'036	2'108	2'729	2'211
Goodwill impairment	1'510	0	0	0	0	0	0	0	0	0	0	0
Restructuring charges	135	85	4	4	60	13	8	0	1	0	3	5

Total operating expenses	26'028	24'500	27'916	6'278	6'223	5'904	6'095	6'116	7'143	6'964	7'693	7'686

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1'618	8'199	9'212	2'596	2'461	1'635	1'507	2'833	1'824	2'869	1'686	4'781

Income tax expense/(benefit)	(14)	1'417	1'352	564	436	105	312	627	208	432	85	860
Dividends on preferred securities for consolidated entities	133	0	0	0	0	0	0	0	0	0	0	0
Minority interests, net of tax	(31)	1'127	2'030	119	548	205	255	301	708	510	511	1'316

Income from continuing operations before extraordinary items and cumulative effect ofaccounting changes	1'530	5'655	5'830	1'913	1'477	1'325	940	1'905	908	1'927	1'090	2'605

Income/(loss) from discontinued operations, net of tax	(201)	(21)	6	(46)	(20)	26	19	(9)	11	(9)	13	23
Extraordinary items, net of tax	7	0	0	0	0	0	0	0	0	0	0	(24)
Cumulative effect of accounting changes, net of tax	(566)	(6)	14	(6)	0	0	0	14	0	0	0	0

Net income	770	5'628	5'850	1'861	1'457	1'351	959	1'910	919	1'918	1'103	2'604

	12 months

	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Return on equity—Group	2.2%	15.9%	15.4%	21.3%	16.6%	15.3%	10.6%	20.6%	9.8%	20.1%	11.2%	24.4%

Return on equity—Banking	12.6%	17.8%	16.2%	24.2%	16.6%	14.2%	14.1%	22.9%	9.1%	22.7%	10.8%	27.4%

Return on equity—Insurance	(26.9%)	9.2%	11.7%	12.2%	19.0%	18.4%	(1.2%)	12.0%	11.3%	11.9%	11.4%	15.0%

Basic earnings per share in CHF	0.64	4.80	5.17	1.56	1.26	1.16	0.82	1.64	0.82	1.67	0.98	2.31

Diluted earnings per share in CHF	0.63	4.75	5.02	1.54	1.22	1.15	0.80	1.63	0.79	1.63	0.95	2.21

Cost/income ratio—Banking	77.3%	74.7%	77.7%	70.1%	73.4%	79.7%	76.7%	70.9%	89.6%	72.6%	78.9%	68.4%

Investment Banking income statement (unaudited)
	12 months

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Net interest income	4'260	4'134	3'372	1'085	1'333	850	866	1'016	1'223	712	421	748

Commissions and fees	6'080	6'171	6'709	1'616	1'532	1'546	1'477	1'327	1'566	1'832	1'984	1'942
Trading revenues and realized gains/(losses)
from investment securities, net	2'262	2'872	4'931	1'390	120	647	715	1'484	465	1'779	1'203	2'943
Other revenues	422	564	535	67	303	122	72	167	163	78	127	124

Total noninterest revenues	8'764	9'607	12'175	3'073	1'955	2'315	2'264	2'978	2'194	3'689	3'314	5'009

Net revenues	13'024	13'741	15'547	4'158	3'288	3'165	3'130	3'994	3'417	4'401	3'735	5'757

Provision for credit losses	167	(34)	(73)	(21)	80	24	(117)	(19)	(1)	(40)	(13)	(55)

Compensation and benefits	6'881	7'765	8'621	2'332	1'998	1'749	1'686	2'135	1'977	2'373	2'136	3'080
Other expenses	3'958	3'987	5'400	860	957	1'119	1'051	946	1'999	1'129	1'326	1'168

Total operating expenses	10'839	11'752	14'021	3'192	2'955	2'868	2'737	3'081	3'976	3'502	3'462	4'248

Income/(loss) from continuing operations before taxes	2'018	2'023	1'599	987	253	273	510	932	(558)	939	286	1'564

Excluding minority interest revenues/expenses relating primarily to consolidated entities in which the Group does not have a significant economic interest.

Investment Banking revenue disclosure (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Debt underwriting	1'454	1'401	1'484	313	435	368	285	271	411	408	394	456
Equity underwriting	783	747	931	244	189	115	199	139	186	263	343	249

Underwriting	2'237	2'148	2'415	557	624	483	484	410	597	671	737	705

Advisory and other fees	1'306	1'161	1'475	223	278	332	328	225	369	433	448	333

Total investment banking	3'543	3'309	3'890	780	902	815	812	635	966	1'104	1'185	1'038

Fixed income	5'834	6'191	7'004	2'084	1'183	1'499	1'425	2'116	1'353	1'969	1'566	2'767
Equity	3'345	3'795	4'340	1'206	935	768	886	1'066	912	1'341	1'021	2'077

Total trading	9'179	9'986	11'344	3'290	2'118	2'267	2'311	3'182	2'265	3'310	2'587	4'844

Other (including loan portfolio)	302	446	313	88	268	83	7	177	186	(13)	(37)	(125)

Net revenues	13'024	13'741	15'547	4'158	3'288	3'165	3'130	3'994	3'417	4'401	3'735	5'757

	12 months

	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Cost/income ratio	83.2%	85.5%	90.2%	76.8%	89.9%	90.6%	87.4%	77.1%	116.4%	79.6%	92.7%	73.8%

Pre-tax income margin	15.5%	14.7%	10.3%	23.7%	7.7%	8.6%	16.3%	23.3%	(16.3%)	21.3%	7.7%	27.2%

Compensation/revenue ratio	52.8%	56.5%	55.5%	56.1%	60.8%	55.3%	53.9%	53.5%	57.9%	53.9%	57.2%	53.5%

Average economic risk capital, in CHF m		10'922	13'246	10'708	11'109	11'297	10'852	11'221	12'708	14'229	15'109	15'871
Pre-tax return on average economic risk capital 1)		20.9%	14.7%	39.1%	11.3%	12.4%	21.3%	35.8%	(15.2%)	28.9%	10.3%	42.0%

1) Calculated using a return excluding funding costs for allocated goodwill.

Private Banking income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Net interest income	3'651	3'651	3'716	919	914	911	907	922	924	946	924	966

Commissions and fees	4'846	5'434	5'812	1'479	1'359	1'277	1'319	1'403	1'364	1'510	1'535	1'807
Trading revenues and realized gains/(losses) from investment securities, net	475	629	793	92	325	101	111	167	168	222	236	303
Other revenues	274	238	174	72	52	46	68	47	68	38	21	34

Total noninterest revenues	5'595	6'301	6'779	1'643	1'736	1'424	1'498	1'617	1'600	1'770	1'792	2'144

Net revenues	9'246	9'952	10'495	2'562	2'650	2'335	2'405	2'539	2'524	2'716	2'716	3'110

Provision for credit losses	404	116	(71)	55	51	18	(8)	(16)	(28)	(6)	(21)	(8)

Compensation and benefits	3'247	3'155	3'588	867	871	770	647	906	876	918	888	1'071
Other expenses	2'900	2'966	3'012	689	755	731	791	675	747	767	823	739
Restructuring charges	12	(2)	0	(2)	0	0	0	0	0	0	0

Total operating expenses	6'159	6'119	6'600	1'554	1'626	1'501	1'438	1'581	1'623	1'685	1'711	1'810

Income from continuing operations before taxes	2'683	3'717	3'966	953	973	816	975	974	929	1'037	1'026	1'308

	12 months

	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Cost/income ratio	66.6%	61.5%	62.9%	60.7%	61.4%	64.3%	59.8%	62.3%	64.3%	62.0%	63.0%	58.2%

Pre-tax income margin	29.0%	37.3%	37.8%	37.2%	36.7%	34.9%	40.5%	38.4%	36.8%	38.2%	37.8%	42.1%

Net new assets, in CHF bn	16.1	36.8	50.4	14.8	10.1	4.9	7.0	14.1	8.6	18.8	8.9	14.8

Average economic risk capital, in CHF m		4'718	4'714	4'726	4'748	4'755	4'677	4'655	4'727	4'741	4'743	4'778
Pre-tax return on average economic risk capital 1)		79.8%	85.5%	81.6%	82.9%	69.9%	84.5%	84.8%	79.8%	88.9%	88.2%	111.1%

1) Calculated using a return excluding funding costs for allocated goodwill.

Wealth Management income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Net interest income	1 '333	1 '569	1 '625	380	388	397	404	411	401	417	396	458

Total noninterest revenues	4 '688	5 '083	5 '500	1 '417	1 '326	1 '134	1 '206	1 '294	1 '287	1 '447	1 '472	1 '769

Net revenues	6 '021	6 '652	7 '125	1 '797	1 '714	1 '531	1 '610	1 '705	1 '688	1 '864	1 '868	2 '227

Provision for credit losses	13	(5)	25	7	(9)	(1)	(2)	3	16	4	2	0

Compensation and benefits	2 '103	2 '071	2 '367	584	562	493	432	589	575	607	596	735
Other expenses	1 '888	2 '007	2 '072	478	509	484	536	470	503	532	567	529
Restructuring charges	12	(3)	0	(2)	0	(1)	0	0	0	0	0

Total operating expenses	4 '003	4 '075	4 '439	1 '060	1 '071	976	968	1 '059	1 '078	1 '139	1 '163	1 '264

Income from continuing operations before taxes	2 '005	2 '582	2 '661	730	652	556	644	643	594	721	703	963

	12 months

	2003	2004		2005		1Q2004		2Q2004		3Q2004		4Q2004		1Q2005		2Q2005		3Q2005		4Q2005		1Q2006

Cost/income ratio	66.5%	61.3%		62.3%		59.0%		62.5%		63.7%		60.1%		62.1%		63.9%		61.1%		62.3%		56.8%

Pre-tax income margin	33.3%	38.8%		37.3%		40.6%		38.0%		36.3%		40.0%		37.7%		35.2%		38.7%		37.6%		43.2%

Net new assets, in CHF bn	15.4	31.4		42.8		12.5		9.2		3.5		6.2		11.1		8.1		16.8		6.8		14.5

Net new asset growth (rolling four quarter average)	—	5.8%		7.5%		—		—		—		5.8%		5.3%		5.1%		7.4%		7.5%		7.8%

Net new asset growth	—	5.8%		7.5%		9.3%		6.4%		2.4%		4.4%		7.8%		5.4%		10.6%		4.0%		8.4%

Gross margin on assets under management	—	117.4	bp	112.6	bp	129.5	bp	120.3	bp	107.2	bp	112.9	bp	117.2	bp	110.0	bp	114.3	bp	109.4	bp	124.6	bp

of which asset-based	—	77.9	bp	72.6	bp	79.7	bp	78.3	bp	76.2	bp	77.5	bp	77.8	bp	70.3	bp	72.3	bp	70.3	bp	73.1	bp

of which transaction-based	—	39.5	bp	40.1	bp	49.9	bp	42.1	bp	31.0	bp	35.4	bp	39.4	bp	39.7	bp	41.9	bp	39.1	bp	51.5	bp

Net margin (pre-tax) on assets under management	—	45.6	bp	42.0	bp	52.6	bp	45.8	bp	38.9	bp	45.1	bp	44.2	bp	38.7	bp	44.2	bp	41.2	bp	53.9	bp

Corporate & Retail Banking income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Net interest income	2 '319	2 '082	2 '092	538	527	514	503	512	523	529	528	508

Total noninterest revenues	906	1 '217	1 '278	227	409	290	291	323	313	323	319	375

Net revenues	3 '225	3 '299	3 '370	765	936	804	794	835	836	852	847	883

Provision for credit losses	391	122	(96)	48	60	20	(6)	(19)	(44)	(10)	(23)	(8)

Compensation and benefits	1 '144	1 '083	1 '221	283	309	277	214	318	301	311	291	336
Other expenses	1 '012	959	940	211	246	247	255	205	243	235	257	210

Total operating expenses	2 '156	2 '042	2 '161	494	555	524	469	523	544	546	548	546

Income from continuing operations before taxes	678	1 '135	1 '305	223	321	260	331	331	336	316	322	345

	12 months

	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Cost/income ratio	66.9%	61.9%	64.1%	64.6%	59.3%	65.2%	59.1%	62.6%	65.1%	64.1%	64.7%	61.8%

Pre-tax income margin	21.0%	34.4%	38.7%	29.2%	34.3%	32.3%	41.7%	39.6%	40.2%	37.1%	38.0%	39.1%

Net new assets, in CHF bn	0.7	5.4	7.6	2.3	0.9	1.5	0.7	3.0	0.5	2.0	2.1	0.3

Average economic risk capital, in CHF m	—	3 '271	3 '122	3 '275	3 '287	3 '299	3 '245	3 '168	3 '161	3 '167	3 '041	2 '858
Pre-tax return on average economic risk capital 1)	—	34.8%	41.9%	27.3%	39.1%	31.7%	40.9%	41.8%	42.6%	40.0%	42.4%	48.4%

1)	Calculated using a return excluding funding costs for allocated goodwill.

Asset Management income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Net interest income	(33)	(53)	(68)	(3)	(12)	(16)	(22)	(13)	(14)	(19)	(22)	(19)

Commissions and fees	1 '988	2 '020	2 '076	495	514	495	516	524	498	515	539	561
Trading revenues and realized gains/(losses) from investment securities, net	33	45	41	14	12	9	10	7	16	8	10	(11)
Other revenues	220	536	752	108	326	41	61	96	282	144	230	225

Total noninterest revenues	2 '241	2 '601	2 '869	617	852	545	587	627	796	667	779	775

Net revenues	2 '208	2 '548	2 '801	614	840	529	565	614	782	648	757	756

Provision for credit losses	0	0	0	0	0	0	0	0	0	0	0	2

Compensation and benefits	830	948	947	208	212	237	291	225	217	253	252	261
Other expenses	1 '091	784	848	188	185	200	211	181	208	195	264	259
of which commission expenses	330	308	295	82	69	81	76	63	79	67	86	84

Total operating expenses	1 '921	1 '732	1 '795	396	397	437	502	406	425	448	516	520

Income from continuing operations before taxes	287	816	1 '006	218	443	92	63	208	357	200	241	234

Excluding minority interest revenues/expenses relating primarily to consolidated entities in which the Group does not have a significant economic interest.

Asset Management revenue disclosure (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Asset management revenues	1 '722	1 '772	1 '909	446	436	420	470	472	476	459	502	494
Private equity commissions and fees	263	256	194	65	70	76	45	57	40	50	47	56

Net revenues before private equity gains	1 '985	2 '028	2 '103	511	506	496	515	529	516	509	549	550

Private equity gains	223	520	698	103	334	33	50	85	266	139	208	206

Net revenues	2 '208	2 '548	2 '801	614	840	529	565	614	782	648	757	756

	12 months

	2003	2004		2005		1Q2004		2Q2004		3Q2004		4Q2004		1Q2005		2Q2005		3Q2005		4Q2005		1Q2006

Cost/income ratio	87.0%	68.0%		64.1%		64.5%		47.3%		82.6%		88.8%		66.1%		54.3%		69.1%		68.2%		68.8%

Pre-tax income margin	13.0%	32.0%		35.9%		35.5%		52.7%		17.4%		11.2%		33.9%		45.7%		30.9%		31.8%		31.0%

Net new assets	(9.8)	0.7		19.6		0.6		2.6		0.6		(3.1)		3.9		11.4		5.1		(0.8)		17.0

of which private equity	0.8	(9.1)		4.6		(0.7)		(2.9)		(3.1)		(2.4)		0.1		1.7		1.5		1.3		2.4

of which advisory assets		12.9		5.3		3.5		1.0		2.1		6.3		1.1		0.0		1.0		3.2		1.0

Gross margin on assets under management		54.6	bp	54.5	bp	52.9	bp	71.4	bp	45.3	bp	48.6	bp	52.1	bp	62.8	bp	49.4	bp	54.0	bp	49.8	bp

Net margin (pre-tax) on average assets under management		17.5	bp	19.6	bp	18.8	bp	37.6	bp	7.9	bp	5.4	bp	17.6	bp	28.7	bp	15.3	bp	17.2	bp	15.4	bp

Average economic risk capital, in CHF m		961		1'118		1 '010		971		955		926		939		1 '046		1 '191		1 '311		1 '345
Pre-tax return on average economic risk capital 1)		92.1%		98.0%		92.5%		189.0%		46.8%		34.4%		97.1%		143.7%		75.2%		82.1%		77.7%

1)	Calculated using a return excluding funding costs for allocated goodwill.

Winterthur income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Gross premiums written	21'822	20'740	20'949	9'695	4'031	3'400	3'614	9'955	3'776	3'561	3'657	10'657

Net premiums earned	21'234	20'254	20'651	7'247	4'538	4'031	4'438	7'489	4'324	4'360	4'478	8'204

Net current investment income and net realized gains/(losses)	6'553	6'883	8'196	1'869	1'599	1'349	2'066	1'852	2'020	2'601	1'723	2'540

Other revenues, including fees	260	517	619	105	73	185	154	144	165	130	180	171

Net revenues	28'047	27'654	29'466	9'221	6'210	5'565	6'658	9'485	6'509	7'091	6'381	10'915

Policyholder benefits incurred	20'314	19'292	19'328	6'990	4'126	4'053	4'123	7'196	3'761	4'258	4'113	7'702
Investment income credited to policyholder account balances	1'452	1'453	2'452	270	241	198	744	324	661	1'116	351	1'041
Dividends to policyholders incurred	2'258	1'281	1'482	480	385	(55)	471	464	552	138	328	615
Provision for credit losses	23	(6)	5	(1)	1	(4)	(2)	(2)	2	(3)	8	1

Total benefits, claims, dividends and credit losses	24'047	22'020	23'267	7'739	4'753	4'192	5'336	7'982	4'976	5'509	4'800	9'359

Insurance underwriting and acquisition expenses	2'190	1'969	2'169	504	515	476	474	497	501	713	458	461
Administration expenses	2'214	2'117	2'099	523	569	543	482	529	502	549	519	537
Other expenses	901	541	336	96	21	36	388	58	93	67	118	48
Goodwill impairment	1'510	0	0	0	0	0	0	—	—	—	—	0
Restructuring charges	122	88	5	6	60	14	8	1	0	0	4	5

Total operating expenses	6'937	4'715	4'609	1'129	1'165	1'069	1'352	1'085	1'096	1'329	1'099	1'051

Income/(loss) from continuing operations before taxes, minority interests and cumulative effect of accounting changes	(2'937)	919	1'590	353	292	304	(30)	418	437	253	482	505

Income tax expense/(benefit)	(1'234)	125	446	60	98	(46)	13	132	180	(63)	197	145
Minority interests	(47)	46	82	6	24	13	3	25	16	21	20	26

Income/(loss) from continuing operations before cumulative effect of accounting changes	(1'656)	748	1'062	287	170	337	(46)	261	241	295	265	334

Income/(loss) from discontinued operations, net of tax	(220)	(21)	6	(46)	(20)	24	21	(10)	12	(9)	13	23
Cumulative effect of accounting changes, net of tax	(533)	1	0	1	(1)	1	0	—	—	—	—

Net income/(loss)	(2'409)	728	1'068	242	149	362	(25)	251	253	286	278	357

Total business volume	26'900	27'219	28'016	11'448	5'448	5'020	5'303	11'450	5'437	5'446	5'683	12'737

Return on equity, in %	(0.3% )	9.1%	11.9%					12.0%	11.3%	11.9%	11.4%	15.0%

Shareholder's equity	7'766	8'242	9'695					8'506	9'433	9'744	9'695	9'401

Life & Pensions income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Gross premiums written	12'900	11'940	12'221	5'428	2'234	2'226	2'333	6'109

Net premiums earned	12'774	11'843	12'146	5'391	2'210	2'212	2'333	6'071

Net current investment income and net realized gains/(losses)	5'856	6'086	7'473	1'666	1'844	2'395	1'568	2'363
Other revenues, including fees	305	537	536	138	134	120	144	168

Net revenues	18'935	18'466	20'155	7'195	4'188	4'727	4'045	8'602

Total benefits, claims, dividends and credit losses	17'599	15'854	17'367	6'494	3'525	3'938	3'410	7'913

Insurance underwriting and acquisition expenses	752	550	730	149	148	332	101	97
Administration expenses	1'093	1'017	1'014	255	232	252	275	249
Other expenses (incl. restructuring and goodwill imp.)	1'732	108	142	22	44	32	44	28

Total operating expenses	3'577	1'675	1'886	426	424	616	420	374

Income/(loss) from continuing operations before taxes	(2'241)	937	902	275	239	173	215	315

Total business volume	17'914	18'359	19'270	6'920	3'890	4'108	4'352	8'179

Expense ratio	10.3%	8.5%	9.1%	5.8%	9.8%	14.2%	8.6%	4.2%

Non-Life income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Gross premiums written	8'880	8'782	8'726	4'522	1'545	1'324	1'335	4'544

Net premiums earned	8'253	8'296	8'369	2'067	2'075	2'113	2'114	2'107

Net current investment income and net realized gains/(losses)	717	724	716	203	155	215	143	188
Other revenues, including fees	2	62	128	16	46	27	39	18

Net revenues	8'972	9'082	9'213	2'286	2'276	2'355	2'296	2'313

Total benefits, claims, dividends and credit losses	6'125	5'882	5'812	1'447	1'439	1'543	1'383	1'403

Insurance underwriting and acquisition expenses	1'411	1'404	1'406	348	347	374	337	362
Administration expenses	947	944	918	223	220	247	228	226
Other expenses (incl. restructuring)	195	152	91	(4)	35	18	42	23

Total operating expenses	2'553	2'500	2'415	567	602	639	607	611

Income/(loss) from continuing operations before taxes	294	700	986	272	235	173	306	299

Combined ratio	101.7%	98.2%	96.0%	96.7%	95.6%	101.2%	90.5%	93.5%

- Claims ratio	73.1%	69.9%	68.2%	69.1%	68.3%	71.8%	63.8%	65.6%

- Expense ratio	28.6%	28.3%	27.8%	27.6%	27.3%	29.4%	26.7%	27.9%

Other Activities income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Gross premiums written	324	242	227	192	7	27	1	180

Net premiums earned	208	120	133	31	40	33	29	27

Net revenues	257	170	158	32	35	42	49	17

Total benefit claims, dividends and credit losses	319	283	87	42	11	28	6	43

Total operating expenses	655	400	176	49	28	35	64	16

Income/(loss) from continuing operations before taxes	(717)	(513)	(105)	(59)	(4)	(21)	(21)	(42)

Winterthur Corporate Center income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Gross premiums written	(282)	(224)	(225)	(187)	(10)	(16)	(12)	(176)

Net premiums earned	(1)	(5)	3	0	(1)	2	2	(1)

Net revenues	(117)	(64)	(60)	(28)	10	(33)	(9)	(17)

Total benefit claims, dividends and credit losses	4	1	1	(1)	1	0	1	0

Total operating expenses	152	140	132	43	42	39	8	50

Income/(loss) from continuing operations before taxes	(273)	(205)	(193)	(70)	(33)	(72)	(18)	(67)

Corporate Center income statement (unaudited)

	12 months

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Net revenues	(255)	907	1'989	94	580	179	54	265	696	479	549	1'241

Policyholder benefits, claims and dividends	0	(1)	48	1	(1)	0	(1)	0	16	38	(6)	14
Provision for credit losses	6	2	(1)	1	1	0	0	1	(2)	1	(1)	0

Total benefits, claims and credit losses	6	1	47	2	0	0	(1)	1	14	39	(7)	14

Insurance underwriting, acquisition and administration expenses	(7)	(11)	9	(3)	(1)	(6)	(1)	3	5	(1)	2	0
Banking compensation and benefits	84	83	815	21	6	46	10	30	28	51	706	60
Other expenses	94	111	68	(11)	75	(10)	57	(69)	(11)	(50)	198	(3)
Restructuring charges	1	(1)	(1)	0	0	(1)	0	(1)	1	0	(1)	0

Total operating expenses	172	182	891	7	80	29	66	(37)	23	0	905	57

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	(433)	724	1'051	85	500	150	(11)	301	659	440	(349)	1'170

Assets under management

in CHF bn	31.12.03	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06

Investment Banking	12.9	17.6	16.3	16.5	15.2	16.1	14.2	14.4	14.5	14.3
Private Banking	654.4	691.0	688.5	694.5	691.5	724.5	763.7	812.6	837.6	882.7
Wealth Management	539.0	571.0	568.6	573.4	567.8	596.1	631.7	673.3	693.3	733.7
Corporate & Retail Banking	115.4	120.0	119.9	121.1	123.7	128.4	132.0	139.3	144.3	149.0
Asset Management	454.7	474.8	466.9	467.7	462.5	480.6	515.4	533.3	589.4	619.6
Winterthur	139.2	144.4	142.7	141.2	139.6	144.7	149.9	152.9	153.3	159.8

Less assets managed on behalf of other segments	(80.1)	(86.5)	(87.1)	(87.7)	(88.1)	(94.3)	(102.0)	(108.6)	(110.5)	(122.8)

Credit Suisse Group	1'181.1	1'241.3	1'227.3	1'232.2	1'220.7	1'271.6	1'341.2	1'404.6	1'484.3	1'553.6

of which discretionary	585.9	618.9	608.4	608.2	595.8	620.7	662.4	684.9	742.5	772.9
of which advisory	595.2	622.4	618.9	624.0	624.9	650.9	678.8	719.7	741.8	780.7

Net new assets

in CHF bn	2003	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Investment Banking	1.5	1.8	(0.6)	0.2	0.2	(0.5)	(1.5)	0.0	0.0	0.2
Private Banking	16.1	14.8	10.1	4.9	7.0	14.1	8.6	18.8	8.9	14.8
Wealth Management	15.4	12.5	9.2	3.4	6.3	11.1	8.1	16.8	6.8	14.5
Corporate & Retail Banking	0.7	2.3	0.9	1.5	0.7	3.0	0.5	2.0	2.1	0.3
Asset Management	(9.8)	0.6	2.6	0.6	(3.1)	3.9	11.4	5.1	(0.8)	17.0
Winterthur	(0.3)	2.1	0.1	0.4	(1.4)	2.8	0.3	0.3	(0.2)	3.7

Less net new assets managed on behalf of other segments	(2.5)	(3.7)	(3.1)	(1.4)	0.8	(4.9)	(2.6)	(5.2)	(0.1)	(4.6)

Credit Suisse Group	5.0	15.6	9.1	4.7	3.5	15.4	16.2	19.0	7.8	31.1

Client assets

in CHF bn	31.12.03	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06

Investment Banking	84.6	97.9	94.8	95.7	95.1	104.5	112.6	108.3	69.6	73.6
Private Banking	737.7	777.6	780.2	779.4	780.0	814.8	866.9	921.1	951.9	1'000.4
Asset Management	460.7	480.7	472.6	473.4	468.5	486.8	521.7	539.9	596.0	626.1
Winterthur	139.2	144.4	142.7	141.2	139.6	144.7	149.9	152.9	153.3	159.8

Less client assets managed on behalf of other segments	(80.1)	(86.5)	(87.1)	(87.7)	(88.1)	(94.3)	(102.0)	(108.6)	(110.5)	(122.8)

Credit Suisse Group	1'342.1	1'414.1	1'403.2	1'402.0	1'395.1	1'456.5	1'549.1	1'613.6	1'660.3	1'737.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Date: May 4, 2006
/s/ Charles Naylor
*Print the name and title under the signature of the signing officer.		Head of Corporate Communications